Valuation Report Prepared by Ameri Metro, Inc. Management assisted by NorAsia Consulting & Advisory to the Board of Directors.

August 31, 2020



The Valuation Report provides an estimated and expected range of potential Fair Market Values for Ameri Metro, Inc.'s common stock.

August 31, 2020,

To the Board of Directors of
Ameri Metro, Inc.
2575 Eastern Blvd, Suite 102
York, PA 17402

Re: Management's Fair Market Value for its Common Stock as of August 31, 2020

This valuation was performed for corporate planning purposes; the resulting conclusion of value should not be used for any other purpose or by any other party for any purpose.

Based on our analysis we have determined a range of values for Ameri Metro, Inc.'s ("AM" or "the Company") by utilizing standard valuation metrics:

B) Valuation per Share				
Net Asset Approach				
i) Basic	$	301.03	$	220.66
ii) Diluted	$	299.78	$	220.66
Discounted Future Net Income				
i) Basic	$	238.20	$	174.61
ii) Diluted	$	237.21	$	174.08
Discounted Future Cash Flows				
i) Basic	$	142.07	$	104.14
ii) Diluted	$	141.48	$	103.82
Market Value Approach				
i) Basic	$	2,955.79	$	2,166.70
ii) Diluted	$	2,943.51	$	2,160.09

The details for the calculations are summarized in this report in various sections but the detailed calculations are summarized in the Excel file "Valuation Tables Ameri Metro Final".

The Company since July 2020 through to August 2020 has completed 14 independent cash transactions for options to acquire Ameri Metro Inc. common stock with strike prices from $3,000 to $4,100 per share. Total cash received for these transactions are $294,000. The July 2020 strike prices were in the $3,000 range and the August 2020 prices were last at $4,100 which could be a leading indicator for the true market value of Ameri Metro's stock once it has obtained appropriate liquidity in the market.

Ameri Metro, Inc does have a ticker symbol under (ARMT) which is on the OTC Markets, however there is no volume and this would not be an indicator of value.

Ameri Metro financial model is determined based on all existing projects that have been identified and closed by the Company's management. Ameri Metro's valuation has not considered the financing and growth factor in financing on going volume of projects through Susquehanna Mortgage Bankers, which is in the process of re-registering as a financial institution and will become part of the United States of America Federal Reserve System.

Based on our analysis, we believe that once the Ameri Metro shares are listed on the NYSE and sponsored by the appropriate market makers that their value could trade between $2,160 and $4,100 per share given the significant earnings expectations and projects identified.

This report is limited to the information provided by management and any information that was not provided or is incorrect is the responsibility of management. We are not responsible for any information provided after August 31, 2020 that could materially increase or decrease the expected valuation per share.

Respectfully submitted,

Ameri Metro, Inc. Management Assisted by NorAsia Consulting & Advisory

Table of Contents

1) Introduction:

This valuation was performed for corporate planning purposes; the resulting conclusion of value should not be used for any other purpose or by any other party for any purpose.

The projections in the attached are prepared based on a calendar year December 31 since Ameri Metro, Inc. is expecting to close on equity financing in the fourth quarter of 2020 to commence project funding and the licensing for Susquehanna Mortgage Bankers should be completed in mid-November and the Bond Issuances would commence in the fourth quarter 2020 and early 2021.

2) Definition of Fair Market Value for this Report:

The definition of "Fair Market Value" for this Report is in line with which a stock market analyst would observe "Fair Market Value", which is typically the liquid trading price of the stock however many analysts will apply discounted cash flow and discounted net income models to assess the reality of the stocks pricing[1].

Fair Value for financial reporting purposes is defined by **ASC 820**, "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." This definition is similar in many respects to "fair market value," which is defined in **IRS Revenue Ruling 59-60[2]**.

This analysis prepared by management to present to Ameri Metro's board of directors for the expected trading values of the company's stock. The analysis is management's best estimate of the stock and is subject to significant interpretation, assumptions and expectations about the future that there can be no guarantees that the realities can be met. Additionally, other third parties reviewing the same information could come to the same, similar or very different conclusions than those provided in this report.

3) Valuation Methodologies:

A) Going Concern Valuation

There are two fundamental bases on which a company may be valued:

1. As a going concern[3], and

2. Liquidation

Ameri Metro, Inc. will be valued on a going concern basis, as this is expected to be the highest value and best use to determine an expected share price for the Company.

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[1] https://www.investopedia.com/articles/stocks/08/discounted-cash-flow-valuation.asp
[2] https://gbq.com/measuring-fair-value-for-financial-reporting-purposes/#:~:text=Accounting%20Standards%20Codification%20(ASC)%20Topic,market%20value%2C%E2%80%9D%20which%20is%20defined
[3] https://www.investopedia.com/terms/g/going_concern_value.asp

i)   The Market Approach

The market approach is fundamental to valuation as fair market value is determined by the markets. Management's approach was to utilize gross projected net income and gross projected cash flow and applying an industry market multiple for each business within Ameri Metro. The Company operates in a diverse group of businesses from technology to entertainment to infrastructure, therefore using management's best estimate we analyzed each business independently.

ii)   The Asset-Based Approach

The asset based approach, sometimes referred to as the cost approach, is an asset-oriented approach rather than a market oriented approach. Each component of a business is valued separately.

iii)   The Income Approach

Utilizing projected net income and cash flows are acceptable methods to determine the fair market value of share price and assets. Since estimating the future income of a business is at times considered to be speculative, historic data is used as a starting point, if it is available in the correct format and is accurate, in several of the acceptable methods under the premised

For Ameri Metro, Inc. some of their businesses have historical data and some do not, however, the future cannot be ignored as share valuations are based on market expectations and performance.

Projected Net Income: standard valuation parameters allow for five years of projected net income with a terminal value discounting the net income values back to present day using the internal rate of return (or IRR), WACC or a reasonable discount rate. Additionally, management can apply a reasonable growth rate based on expected growth of each business, the economy and inflation measures.

Projected Cash Flow: standard valuation parameters allow for five years of projected net income with a terminal value discounting the cash flow values back to present day using the internal rate of return (or IRR), WACC or a reasonable discount rate. Additionally, management can apply a reasonable growth rate based on expected growth of each business, the economy and inflation measures.

4) *Determine if Stock is Closely Held & Impact on Valuation:*

Based on the July 31, 2019 Form 10-K the board of directors, officers and the founder of Ameri Metro own 67.15% of the outstanding shares[4]. Based on this there are still 32.85% of shares held by projects and independent parties that negotiated transactions with the Company's management.

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[4] See July 31, 2019 Form 10-K Page 170 Item 12 on www.sec.gov.

The Company is expected to issue shares to large financial institutions as direct sales and is expecting large purchases of these shares therefore based on this analysis the Company is not closely held and is not expected to be closely held once it begins trading its shares. There should be no impact on the valuation due to the shares held by insiders, directors and officers of the Company.

5) *The Nature of the Business and the History of the Enterprise from its Inception:*

The Company was incorporated in the State of Delaware and merged with Ameri Metro 2010 on June 12, 2012. The Company, and its wholly owned subsidiary Global Transportation and Infrastructure, Inc., plan to use Private Public Partnerships ("PPP") for funding of infrastructure projects and transportation projects. The Company is a conduit to provide general contracting services for infrastructure projects and transportation projects. As a conduit we identify infrastructure projects for both private and public end users. The Company will bring together private and public entities, the end users, including the affiliate entities to organize the revenue bond offering, which will be the private debt vehicle to build the infrastructure project for the end user. The Company's ultimate role is providing general contracting services and construction management services for the private and public entities.

The Company initially intends to develop a Midwest high-speed rail system for passengers and freight. Currently the Company is engaged in raising capital and entering into relationships to further its planned activities. These initial planned activities are "ATFI Roadway" and "Port Trajan", a northeast freight corridor.

Since its incorporation, the Company has developed its business plan, appointed officers and directors, engaged initial project consultants, and had meetings with certain agencies and groups related to potential future projects. Presently, **the Company has not physically started any of the projects disclosed in our business plan section**. However, as disclosed in the "Projects" section, the Company has entered into agreements with related and non-related parties. The Company will start these projects once capital is raised. The Company's business model and proceeds raised from financings will allow the Company to begin the ATFI Roadway and Port Trajan project as well as other projects.

The Company Founder, Shah Mathias, has organized and established three related non-profit corporations and is an independent consultant of a fourth non-profit (ATFI) for the purpose of funding projects of the Company identified by Transportation Economics Management Systems (TEMS), TEMS, a transportation/rail/sea vessel consulting firm working for and with the Company has completed preliminary studies on behalf of the end user both public and private. The Company can introduce related and non-related entities to the four non-profit entities for the purpose of funding projects they have.

These are the 4 Non-Profit entities with the ability to officiate Master Bond Indentures when sponsored by a state end user:

     1. Alabama Toll Facilities, Inc. (ATFI) (A Non-Related Party)

     2. Hi Speed Rail Facilities, Inc. (HSRF)(A Related Party)

     3. Hi Speed Rail Facilities Provider, Inc. (HSFP)(A Related Party)

     4. Global Infrastructure Finance & Development Authority (GIF&DA)(A Related Party)

These three non–profit related entities will play a vital role in financing. The non-profits statutes provide a vehicle to issue bonds and help secure infrastructure potential projects. The non-profit entities have the discretion to turn over the infrastructure of potential projects to the state, or the governing body after it has successfully developed and paid for the potential projects.

With the funding raised from financings, the Company will then be able to consult the end users, related and non-related entities, and non-profits (who will sponsor bond offerings to fund the projects) and to contract with one or more of the largest construction firms in the United States who will carry out the actual construction management on the large projects we plan on building. The Company does not have the work force, or expertise to perform the actual physical work from start to finish. However, the Company anticipates engaging the largest construction management and construction firms in the industry, such as AECOM, to meet the project's needs. AECOM, as noted in its filings with the SEC, has over thirty years of experience undertaking similar projects and produced $20 billion in revenue in 2018. They operate with a capacity of 87,000 employees, and provide planning, consulting, architectural, and engineering design services to commercial and governmental clients across 7 continents. AECOM also offers construction services, including building construction and energy, infrastructure and industrial construction. In addition, they can provide program and facility management which entails maintenance, training, logistics, consulting, technical assistance, systems integration, and information technology services.

The Company anticipates these firms will want to be involved due to the scale of each project the Company has under contract, and those potential projects the Company can engage in as a result of their relationship with the non-profit entities.

The Company also believes the economic studies performed by TEMS will confirm that the cost of the projects will be supported by the usage and revenues generated by the project. This will allow the Company, and the associated construction firms contracted with, to sustain profit. The types of projects the Company is proposing to build have generally been successful in the United States over the last 200 years and will attempt to improve the way passengers and freight are transported around the United States.

On December 1, 2010, the Company formed its wholly-owned subsidiary, Global Transportation & Infrastructure, Inc. ("GTI"). GTI was formed to provide development and construction consulting services for Alabama Toll Facilities, Inc. "ATFI" is a non-related, non-profit company supported by the State of Alabama, to act as the exclusive entity, as set forth in House Joint Resolutions, H.J.R 459 and H.J.R. 456, to finance the development of the 357 mile Alabama Toll Road (starting on the coastline of Alabama and running northward to the boarder of Tennessee).

Pursuant to the executed agreement with ATFI, "Assignment Agreement For Construction," GTI will act as the consultant for such a toll road, including implementation of the financing mechanism for the design, planning, engineering and related costs for its construction, and to engage in the construction of freight transportation and related transportation projects by contracting with some of the largest construction firms in the industry. ATFI is a non-related entity, and along with other related entity projects that are supported by the ATFI 357 mile toll road in Alabama, the Company intends to act as the conduit to bring the ATFI toll roadway to completion. The ATFI toll roadway and other related potential projects stemming from the ATFI toll roadway project, are at different stages, of a six-stage process supported by agreements and contracts.

The Company has a six stage process for potential future project opportunities:

1. Management's Decision to take on a project

2. Enter into Letters of Intent, Agreements, Construction Contracts

3. Obtain State(s) sponsorship of the project through legislative actions (where applicable)

4. Engineering and Design Studies, Architectural Design, Feasibility Studies

5. Raise Capital through Bond Financing and/or Company stock offerings or other borrowings

6. Management of the physical construction as a general contractor

The Company's current list of potential project opportunities is contained in the Business Plan Section. The common thread with all these future opportunities is that the Company has not yet started Stage 5 or Stage 6, but continues to spend time, effort, and resources to advance each project. Each project requires the raising of capital, which we expect to be accomplished through one or more of the non-profit entities mentioned on the previous page.

With the Alabama legislation Joint Resolution HJR 459 and HJR 456 signed by the Governor, the ATFI project along with the ancillary projects are designed to support the sustainability and to ensure the success of the ATFI project. The Company, pursuant to the construction agreements, is acting as Master General Contractor for the building of the toll road. The Company will also build ancillary projects and related transportation systems, including but not limited to rail and toll bridges, upon the successful issuance of the bond offering. The Company plans to improve port operations and cargo facilities while building a 357 mile toll road from the coast of Alabama to the southern border of the State of Tennessee.

The contracts between ATFI and the Company are in full force and effect under the House Joint Resolution HJR 459 and 456 unless new legislation is issued to rescind the current HJR 459 and HJR 456. The related and non-related party contracts are in full force and effect in association with the projects.

The Company makes no guarantee we will succeed in our business plan to help the United States by improving the infrastructure and changing the way cargo and the population travel, but according to the United States Government it is a high priority to improve states' infrastructure without taxing the American public. The Company's business model and ATFI legislative rights that are in place stand a reasonable chance of making a difference.

As Super Cargo ships increase in size, studies show that the US ports do not have the sufficient water depth of fifty feet to berth these mega ships. The map below shows the Alabama Port which ties to the ATFI toll road have the sufficient water depth of fifty feet. There are current studies taking place by US ports on how they will solve the problem. The new challenge to US ports stems from the Panama Canal being widened and deepened to accommodate such ships. Most US ports shown in the map below still lack the water depth to receive such ships substantiated by public reports found on the ASCE American Society of Civil Engineers website under "Report Card For America's Infrastructure". The Panama Canal studies below were completed by TEMS:

Trade and Transportation Corridors following the Expansion of the Panama Canal



Seattle
Oakland
Long Beach
Yuma
Portus De Jewel
Houston
Freeport
Corpus Christi
New Orleans
Savannah
Miami
Boston
New York
Baltimore
Norfolk Harbor
Mexico
Water Depth
50 ft
47 ft
45 ft
Ameri Metro Development Ports
Baltimore
Mobile
Freeport
Yuma
Existing Deepwater Ports
New York
Norfolk
Savannah
LA/LB
Seattle

The Company's first project "Port Trajan" is directly connected to our current Alabama port potential project "Port De Claudius, Inc." through the new Alabama Toll Road ("ATFI") connecting to Route 81 in Knoxville Tennessee, which today is a major shipping corridor from Tennessee to Maine with South Central Pennsylvania (the location of Port Trajan) becoming one of the current distribution locations for the north east. We believe that the ports of Mobile and Baltimore, each with 50 feet of water depths, stand to be the ports used in making cargo movement to the north east corridor more efficient as the size of cargo ships continues to increase. These ports, based on studies performed by TEMS, have

the ability to be deepened and the cost to do so will be offset by the economic impact they create according to studies performed to date by TEMS.

The Company's funding plans include stock offering and non-related and related parties officiating bond offerings to fund the projects identified.

The major elements of the infrastructure for the projects as part of the Company's planned activities are stated below:

Trade and Transportation Corridors

- Development of container ports for Class C, D and E ships

- Development of inland transportation corridors including new greenfield highways and railroads

- Building of inland ports and multimodal transportation centers

- Development of new urban centers along the new infrastructure

- Development of ancillary facilities including airport (express service), distribution centers, and logistics centers.

High Speed Rail

- Development of modern rail equipment operating at speeds exceeding 250 mph

- Use rail to connect rural, small urban and major metropolitan areas

- Track improvement, including replacement and upgrades, additional sidings, signal and communications systems, and grade-crossing improvements

- Building of new greenfield routes

- Construction or improvement of railroad grade crossings and passenger stations

- Acquiring new train equipment including train sets and spares

Transportation Infrastructure

Development of new road systems to accommodate driverless cars and trucks, including electric cars and infrastructure to support the highway and rail systems that will be used in Trade and Transportation Corridors and the High Speed Rail Systems.

Supporting Ancillary Development

- Development or expansion of a feeder bus system linking outlying areas to railroad stations

- Operation of a "hub-and-spoke" passenger rail system providing service to and through one or more major hubs to locations throughout the United States

- Provision of multi-modal connections to improve system access, hotels, retail, parking garages, sorting facilities / distribution facilities

Supporting Transportation Systems

Ancillary development opportunities, airports, inland ports, sea ports, toll roads and technology parks

As the US and World populations are rapidly increasing, infrastructure is becoming inadequate and dilapidated as stated on the American Society of Civil Engineers website. Government authorities are unable to keep up with preventative maintenance and replacement work because of the lack of funding. Studies have consistently shown that the development of infrastructure promotes economic growth. However, the global financial crises have sent governments into restructuring their budgets and reduced the possibility for funding new infrastructure development.

The Company's management team has recognized the need for a solution to limit the financial burden on governments and taxpayers alike. The Company plans to use Private Public Partnerships to fund some or all of the capital requirements for the project opportunities. The Company's use of proceeds from the offering will potentially make it possible for the Company to fulfill its consulting agreements with ATFI and Related Parties to begin immediately the feasibility studies and investment grade studies needed to officiate the bond offerings, specifically for the "Port Trajan" project as detailed in the "project" section.

Once TEMS completes feasibility and environmental studies, it will be the Company's goal, through the financial markets to raise capital from bond offerings.

In order to support the functionality of financial structure between the end user, whether public or private, and the non-profit, whether related or non-related, Shah Mathias created the sixteen related entities listed below of which the Company owns 25% of each via non-voting common shares, with the remaining 75% (and 100% voting control) owned by Mr. Mathias. The Company acting in its Master Consulting role will be the conduit between one or more of the related entities who will secure by contract the project from the end user and approach the non-profits for bond offering of the project. The construction management services will be performed by one or more of the largest construction management firms in the United States by utilizing existing well-established construction firms in or near the project location to perform the physical work on each project. The Company's consulting staffing needs are already in place and any additional needs can be met easily. Once a project is started, the consulting management team of the Company would rely heavily on the work force of some of the largest construction management firms in the country. The seventeenth related entity, HSRF Trust, was created to place the bond offering revenue in trust managed by agreements with ING (now Voya).

1. HSR Freight Line, Inc.

2. HSR Passenger Services, Inc.

3. HSR Technologies, Inc.

4. HSR Logistics, Inc.

5. KSJM International Airport, Inc.

6. Port of Ostia, Inc.

7. Port of De Claudius, Inc.

8. Atlantic Energy & Utility Products, Inc.

9. Malibu Homes, Inc.

10. Ameri Cement, Inc.

11. Lord Chauffeurs LTD.

12. Penn Insurance Services LLC

13. Cape Horn Abstracting

14. Eastern Development & Design, Inc.

15. Slater & West, Inc.

16. Platinum Media Inc.

17. Ann Charles International Airport, Inc.

18. Dutch East India Logistics Co.

19. Natural Resources, LLC

20. Susquehanna Mortgage Bankers

21. HSRF Trust

Presently, none of these related entities recognized any revenue. These entities play a vital role in terms of becoming the entity that builds and owns the potential project while the bond debt is being paid back. The ultimate beneficial owner of the project could be one of these entities or in the case of State projects, the State would become the beneficial owner of the project built once the bond debt is retired. This business model will control cost over runs and allow for more tightly managed projects during construction and then management of the operations of the project until the debt is paid back.

In summary and for clear understanding of the process:

The State who has a project to build would be able to have the project built by sponsoring the bond offering on behalf of one of the related entities below. The related entities would build and manage the project, assume the liability of the debt and then return the project back to the State upon retirement of the bond debt. In the case of non-State projects, the related entity could be the beneficial owner of the project at the end of the bond debt retirement.

1) **HSR Freight line, Inc.** This company will handle all services related to the use of track time, train sets leases and freight forwarding services. HSR Freight Line, Inc. intends to offer high speed rail, freight forwarding and parcel handling services to existing national and global carriers. As opposed to independently developing a freight corridor, carriers will be able to lease train sets with their trade logos and slogans in their own color schemes at various rates depending on the time frames, in addition to toll fees for track time. The Company interfaces with the entity in three separate stages: Stage 1 interface - as consultant for a fee, Stage 2 interface – as consultant for construction services for a fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

2) **HSR Passenger Services, Inc.** This company will handle all ticketing, booking, reservations, food & beverage services, hotel booking and car rental booking services. HSR Passenger Service Inc. will offer concession space at the travel plazas, technology parks and develop motels, hotels, fast food restaurant establishments and convenience stores. The Company interfaces with the entity in three separate stages: Stage 1 interface - as consultant for a fee, Stage 2 interface – as consultant for construction services for a fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

3) **HSR Technologies, Inc.** This company will handle all build to suit manufacturing facilities for train sets and centralized signalization services along the rail road tracks and train stations. Within the technology parks HSR Technologies, Inc. will be a sole provider of all fiber optics, telecommunication and all related technologies services including equipment maintenance.

A. Maintenance for train engines, rail cars and rail track through a maintenance agreement with equipment lease holders.

B. Total maintenance for all Industrial sites for assembly plants, train stations, train terminals, manufacturing plants, parts distribution centers, rail roads, rail crossings, rail yards, cargo terminals, parking lot, parking garages, hotel, motels, food and beverage vending machines, all retail shopping centers, office complexes and all on/off site improvements.

C. The airline industry is congested throughout existing terminal space. The proposed KSJM International Airport in Alabama will offer services to eliminate burden on existing terminal space for airline carriers. Federal Aviation Administration (FAA) certified inspection stations will service the airline industry. This company will also provide marine services, oil platforms and petro chemical industry services due to proximity to the Gulf of Mexico.

The Company interfaces with the entity, in three separate stages: Stage 1 interface - as consultant for a fee, Stage 2 interface – as consultant for construction services for a fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

4) **HSR Logistics, Inc.** This company will handle coordination, delivery and movement of all machinery equipment, material goods and will operate all warehousing facilities.

The Company interfaces with the entity in three separate stages: Stage 1 interface - as consultant for a fee, Stage 2 interface – as consultant for construction services for a fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

5) **KSJM International Airport, Inc.** This company formed to serve as a master airport facility. It will provide four types of airport terminals and one international airline inspection service terminal operated by HSR Technologies Inc.:

   a) Passenger Terminals, operated by HSR Passenger Services Inc.

   b) Air Cargo Terminals, operated by Port of Ostia, Inc.

   c) Corporate Jet Center Terminal

   d) International Airline, FAA inspections maintenance service terminals, operated by KSJM International Airport, Inc.

   e) Domestic Airline FAA inspection maintenance service terminals, operated by HSR Technologies Inc.

The Company interfaces with the entity in three separate stages: Stage 1 interface - as consultant for a fee, Stage 2 interface – as consultant for construction services for a fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

6) **Port of Ostia, Inc.** This company will handle foreign and domestic Air Cargo, and while supporting ground services such as freight forwarding services will be provided by HSR Freight Line, Inc. and air and ground logistics will be provided by HSR Logistics, Inc. The Company interfaces with the entity in three separate stages: Stage 1 interface - as consultant for a fee, Stage 2 interface – as consultant for construction services for a fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

7) **Port of De Claudius, Inc.** This company will handle foreign and domestic inbound / outbound sea container inland port operation and warehouse distribution center. The Company interfaces with the entity in three separate stages: Stage 1 interface - as consultant for a fee, Stage 2 interface – as consultant for construction services for a fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

8) **Atlantic Energy & Utility Products, Inc.** This company will provide electric, gas, water, sanitary sewer service, trash removal, cable TV, Dish network and internet services.

Petroleum products and services will also be provided during and after construction, along with fuel services on the toll road, all industrial and technology parks, including the airport, inland ports and incoming and outgoing vessels. The Company interfaces with the entity in three separate stages: Stage 1 interface - as consultant for a fee, Stage 2 interface – as consultant for construction services for a fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

9) **Malibu Homes, Inc.** This company will provide residential home building services. The Company interfaces with the entity, in three separate stages: Stage 1 interface - as consultant for a fee, Stage 2 interface – as consultant for construction services for a fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

10) Ameri Cement, Inc. This company handles all cement needs for building (357 miles four lane) Alabama Toll Road "ATFl" and others future projects. The Company interfaces with the entity in three separate stages: Stage 1 interface - as consultant for a fee, Stage 2 interface – as consultant for construction services for a fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

11) **Lord Chauffeurs LID.** This company operates all passenger ground transportation car service for passengers such as limo and taxi, as well as the corporate jet center. The Company interfaces with the entity in three separate stages: Stage 1 interface - as consultant for a fee, Stage 2 interface – as consultant for construction services for a fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

12) **Penn Insurance Services LLC.** This company provides all insurance services to all entities and risk management services for all entities, but not limited to the entities. The Company interfaces with the entity in three separate stages: Stage 1 interface - as consultant for a fee, Stage 2 interface – as consultant for construction services for a fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

13) **Cape Horn Abstracting.** This company provides all-land title examination services for all entities to insure against any pre -closing and post-closing claims of ownership or deed restriction. The Company interfaces with the entity in three separate stages: Stage 1 interface - as consultant for a fee, Stage 2 interface – as consultant for construction services for a fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

14) **Eastern Development & Design, Inc.** This company provides all civil engineering and architectural services with strong cost control measures thereby reducing engineering and architectural cost over runs. The Company interfaces with the entity in three separate stages: Stage 1 interface - as consultant for a fee, Stage 2 interface – as consultant for construction services for a fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

15) **Slater & West, Inc.** This company provides contract administration services and handles all work force human resource matters, including background checks, loss prevention services, vendor invoice verification against goods and services provided, and

to clear invoice for payment. The Company interfaces with the entity in three separate stages: Stage 1 interface - as consultant for a fee, Stage 2 interface – as consultant for construction services for a fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

16) **Platinum Media, Inc.** Designed to provide all media related services. The Company interfaces with the entity in three separate stages: Stage 1 interface - as consultant for a fee, Stage 2 interface – as consultant for construction services for a fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

17) **Ann Charles International Airport, Inc.** Designed to provide airport services and cargo break facilities in Port Freeport and the Brazoria Fort Bend Rail District Project. The Company interfaces with the entity in three separate stages: Stage 1 interface - as consultant for fee, Stage 2 interface – as consultant for construction services for fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

18) **Dutch East India Logistics Co.** Designed to provide international cargo services in Yuma Arizona. The Company interfaces with the entity in three separate stages: Stage 1 interface - as consultant for fee, Stage 2 interface – as consultant for construction services for fee and Stage 3 interface – as a 25% non-controlling interest shareholder, sharing in post construction operations revenue.

19) **Natural Resources, LLC** This company provides oil, gas and mineral extraction services, timber harvesting, agricultural and related food production services associated with the operation of large-scale development projects. The Company owns 25% non-controlling interest, sharing ownership of the asset and operations revenue.

20) **Susquehanna Mortgage Bankers Corp.** Established in 1994, the entity was fully licensed by the Pennsylvania Banking Commission and HUD, as a lender. The entity is in the process of reactivating with the State of Pennsylvania to become a licensed Commercial & Residential lender, an entity supervised by the state banking commission. It has applied for a Fintech Commercial & Residential lender with the U.S. Office of Currency Control to become a licensed lender under the U.S. Federal Reserve system. SMBC is expected to have eight times borrowing power from the Federal Reserve. The Company has a 25% non-controlling interest, sharing in entity assets and pre-tax profits.

21) **HSRF Trust.** This company is a statutory trust administrator of private and public funds and will safeguard the bondholder's interest. No money moves to any parties without trust authorization.

The Company anticipates the following will occur by a regional or local municipalities upon the adoption and implementation of Trade, Transportation and a High-Speed Rail Systems as part of the Company's projects. To date, the Company has not developed any rail systems.

The Company will engage TEMS to provide feasibility and investment grade studies, engage some of the largest construction management firms in the United States, and locate well-established construction contractors and manufacturers to provide cost estimates on completing the projects. The Company in its Trade and Transportation corridors will use technology well known to US contractors, however, because high-speed rail travel is already in-place in much of Europe and Asia, the Company anticipates working with European companies to furnish the high-speed rail equipment, such as locomotives and passenger cars.

The Company will furnish project proposals with supporting feasibility study, appraisals, and cost/benefit analysis prepared by TEMS. The Company will then provide those tools to a related entity or related non-profit entity so they can present such project proposals to the municipalities (state or local) as a complete and finished project. The local or regional municipality will then independently analyze and discuss the Company's proposal.

The two related non-profit entities created for Trade and Transportation and High Speed Rail projects are:

Hi Speed Rail Facilities, Inc.

In 2010, the Company entered into an agreement with HSRF (one of the Company's related non-profit companies) Pursuant to the agreement, the Company will be responsible for the construction of projects while the non-profit will be responsible for financing the construction and operating various high speed rail and related projects across the United States. HSRF is designed to focus on the building of train tracks and stations. Pursuant to the agreement between the Company and HSRF, the Company will act as the agent and representative of HSRF to perform all required tasks and actions to develop and construct such projects by utilizing a large well-established construction management firm. The Company anticipates that having this agreement in place and by having HSRF already organized will expedite the process of commencing a project once the Company raises funds. Material aspects of the agreement are presented below in the "Business Plan" section.

Hi Speed Rail Facilities Provider, Inc.

In 2010, the Company entered into a written agreement with HSRFP (one of the Company's related non-profit companies). The Company will be responsible for the construction of projects while the nonprofit will be responsible for financing construction and operating various high speed rail and related projects across the United States. Pursuant to the agreement, the Company was appointed as the agent and representative of HSRFP to perform all required tasks and actions to develop and construct such projects by utilizing a large well-established construction management firm. HSRFP was organized to provide a vehicle to issue bonds and help secure infrastructure projects for the Company, focusing on facilities ancillary to the high speed rail, such as rail yards, rail assembly plants maintenance facilities. The Company anticipates that having this agreement in place and by having HSRF already organized will expedite the process of commencing a project once the Company raises funds. Material aspects of the agreement are presented below in the "Business Plan" section.

ING Investment Management

Each of the non-profits has entered into an investment management agreement with ING Investment Management ("ING") whereby ING will manage any funds raised in bond offerings and provide investment advisory services. This non-binding agreement would only take effect upon the raising of revenue bonds, which to date has not occurred. ING would serve to invest, reinvest and supervise the management of any such funds raised, for any project in the future, while such funds were held in an investment account and until use for the intended funds are needed for project purposes. The Company and the non-profits have not commenced raising funds through any bond offerings.

Supporting Information

The United States Census Bureau predicts that the American population will reach 420 million by 2050, a trend that will overwhelm our nation's transportation infrastructure according to the information provided on their website.

Current estimates suggest that overall freight demand will double over the next 40 years from 15 billion tons today to 30 billion tons. The number of trucks on the road is also expected to double. Already under unsustainable strain, the nation's freight transportation infrastructure and highways will face even greater challenges as the total volume of freight increases.

Extensive infrastructure expansion, such as new ports, trade corridors and high-speed rail (HSR), is critical to help mitigate problems associated with rising fuel costs, crowded highways, and greenhouse gas emissions. Population growth and development in the U.S. have made our nation increasingly reliant on rail and highway infrastructure to transport people and freight.

Clearly, a strong, efficient freight transportation system is vital to the nation's economy. Our nation's already strained and outdated railways must be upgraded to handle the projected increases in freight shipping to relieve congestion on our highways. We believe that new trade corridors are needed to support the additions of new ports and infrastructure in marine shipping. New high speed rail routes will also increase connectivity between US cities to support the emerging new economy.

Business Plan

The Company, as a consultant through its Master Consulting role along with TEMS has collectively identified projects worth five hundred and six billion dollars. The Company has therefore approached the related non-profits for master bond indentures for each project, to meet the need of the related and non-related end users of each project.

The Company acting as a Master Consultant, and Master General Contractor through agreements with the related and non-related non-profits, and the related entities will perform construction management services and consulting services for a fee (see material aspects of agreements below). The related and non-related non-profits provide a source of capital through bond indentures upon TEMS providing investment grade studies that will confirm the potential project revenue and will support the debt on behalf of the beneficial owner of a given project.

The contractual agreements and material aspects of the agreements are presented below:

Master Agreement For Construction with the Four Non-profits

The Company is in contractual, "Master Agreement For Construction", agreements with High Speed Rail Facilities Inc., High Speed Rail Facilities Provider Inc., Global Infrastructure Finance & Development Authority, Inc. and Alabama Toll Facilities Inc., all four are nonprofit entities referred to as the "Cartel" who could issue bonds on behalf of government, civilian and commercial end user projects directly, or on behalf of the affiliate entities listed below.

The material aspects of the "Master Agreement For Construction" are as follows:

1. AMERI as the agent and representative of CARTEL shall perform all required tasks and actions to develop and construct the Project as agent and representative of CARTEL without limitation by taking such actions as necessary to secure the first and future phases of the financing applicable to the design, planning, engineering and related soft and hard costs of the construction of the Project and related activities. The specifications, designs, construction standards, subcontractor agreements, insurance requirements, hiring and employment policies and similar items shall be developed by AMERI, subject to approval by CARTEL, and as necessary offered for review and approval by appropriate governmental and regulatory agencies.

2. AMERI shall assure that the Project is constructed according to specifications and requirements imposed by the Federal Railroad Administration (FRA). The work done by AMERI through itself, its contractors, subcontractors, agents, employees and affiliated organizations, shall be subject to inspections as mandated by law to demonstrate compliance with all applicable standards. AMERI shall be responsible for coordinating all construction of the Project including construction work performed by subcontractors and others. AMERI shall supervise all phases of the construction of the Project, and it shall be responsible to CARTEL for all acts or omissions of its employees, subcontractors, agents, consultants and other parties under its control. AMERI shall contract with all subordinate parties in its own name and behalf and not in the name of or on behalf of CARTEL unless later agreed upon by the parties. AMERI shall provide to CARTEL, on an on-going basis, a list of all subcontractors and others engaged by AMERI for work on the project, together with correct and complete copies of all contracts and agreements with such parties.

3. The engagement of any subcontractor or subordinate parties for work on the project shall not excuse AMERI from complying in all respects with this contract. AMERI shall have full responsibility for every portion of the construction of the Project furnished or performed by any subcontractor or subordinate party and every act or omission (whether willful, negligent or otherwise) of AMERI's employees, subcontractors and their employees, and all other parties engaged for work upon the Project. All construction, acts and omissions of any party participating in the construction of the Project shall be deemed those of AMERI for the purposes of this agreement. AMERI shall be responsible for assuring that the construction of the Project is performed in a good and workmanlike manner and in accordance with the highest standards of care for the industry. AMERI shall take all reasonable precautions to prevent injury, damages or loss to persons or property throughout the Project, including especially issues of environmental protection.

4. The term of this Agreement shall continue until the completion of the Project and thereafter unless and until terminated by mutual agreement of CARTEL and AMERI and it may continue into if not so terminated.

5. The parties agree that the face amount of the contract between them for CARTEL to complete the Projects shall be determined by the face amount of each Master Trust

Indenture less unrelated construction and land cost at cost plus forty percent (40%), plus two percent (2%) over the adjustment for the increase in inflation regardless of the cost to AMERI to perform the required services hereunder.

In no event will the profits to AMERI from the projects be less than forty percent (40%), plus two percent (2%) over the adjustment for the increase in inflation. Construction contract is based upon 97% of the face amount of each Master Trust Indenture over the course of the construction period. Amounts payable by CARTEL shall be due fifteen (15) days from the date of the submission of invoices from AMERI to CARTEL, time being of the essence. For any payments received after the fifteenth (15th) day, a late fee of five percent (5%) of the unpaid amount if paid within ten (10) days thereafter; and any amounts paid after said ten-day period shall accrue late fees at the rate of eighteen percent (18%) per annum plus a collection fee of three percent (3%) and attorney's fees of five percent (5%) of the unpaid balance. A deposit of Ten Dollars ($10.00) shall be paid by CARTEL to AMERI upon the execution of this agreement; with a subsequent payment of three percent (3%) of the face amount of the contract upon the bond funding for the initial phase of the project; and a subsequent payment of an additional two percent (2%) of the face amount of the contract upon mobilization of the project. These percentages shall apply to the first phase and to all subsequent phases of the project.

6. The parties agree that this Agreement is not intended to create, nor shall it create, a partnership between them or any business relationship other than that specifically created by the terms hereof. Likewise, no partnership or other business relationship shall be created between CARTEL, AMERI and any subcontractors or subordinate parties contracted to work on the Project.

7. The business and affairs of the Project shall be controlled by AMERI without the requirement that the approval of CARTEL be obtained for any actions taken, subject only to the submission of such reports and accountings being furnished by AMERI to CARTEL as the parties may agree from time to time. Detailed and complete records of all aspects of the Project shall be kept by CARTEL and AMERI for their use and for inspection by any third parties, agencies, regulators or others authorized by law or agreement to access them.

8. AMERI may conduct the business of the Project from such location or locations as it may elect, whether in the State of Delaware, the Commonwealth of Pennsylvania, or elsewhere. However, as stated below, Pennsylvania law shall govern this agreement.

9. AMERI may act through such subagents and subcontractors, attorneys and representatives as it deems necessary in its sole discretion; and to compensate such parties under such terms as it may agree.

10.   The funding for the Project shall be raised through the issuance of bonds through a marketing plan determined by AMERI, and all proceeds thereof shall be deposited in custodial accounts administered by fiduciaries and according to such terms as CARTEL TRUST shall institute for the safekeeping and distribution according to sound business practices. AMERI shall act as Sponsor for the CARTEL Direct Offering and Bond Issuer.

The Company will provide consulting services for a fee according to contractual agreements between all four nonprofit entities and affiliate entities listed below. The contractual agreements and material aspects of the agreements are presented below:

The Company is in contractual, **"Consulting Agreement"**, agreements with High Speed Rail Facilities Inc., High Speed Rail Facilities Provider Inc., Global Infrastructure Finance & Development Authority Inc., and Alabama Toll Facilities Inc. All four are nonprofit entities, which have the capability to fund government, civilian, and commercial end user projects directly or on behalf of the affiliate entities listed below. **The material aspects of the "Consulting Agreement" are as follows:**

1. HSRF hereby appoints AMERI as its agent and representative to perform all required tasks and actions to develop and construct the Project as agent and representative of HSRF without limitation by taking such actions as necessary to secure the first and future phases of the financing applicable to the design, planning, engineering and related soft and hard costs of the construction of the Project and related activities.

2. AMERI hereby accepts such appointment and agrees to perform as agent and representative of HSRF as specified.

3. The term of this Agreement shall continue until the completion of the Project and thereafter until terminated by mutual agreement of HSRF and AMERI, and it may continue into if not so terminated.

4. AMERI shall be compensated for arranging financing and developing the sponsorship mechanism for the Project by a specific fee equal to one and one half percent (1.5%) of the face amount of the master indenture. Additionally, services other than arranging financing that are performed by AMERI for HSRF financing shall be compensated in accordance with separate agreements addressing other aspects of the Project. In addition to the payment of fees for its services AMERI shall be entitled to prompt reimbursement of all costs and expenses advanced or incurred by it in furtherance of its duties hereunder. All fees are deemed earned upon delivering of a bond indenture document, HSRF is responsible for additional financing fees to direct or indirect financiers, a mortgage banker, or financing facilitator.

5. The parties agree that this Agreement is not intended to create, nor shall it create, a partnership between them or any business relationship other than that specifically created by the terms hereof.

6. The business and affairs of the Project shall be controlled by AMERI without the requirement that the approval of HSRF be obtained for any actions taken, subject only to the submission of such reports and accountings being furnished by AMERI METRO to HSRF as the parties may agree from time to time.

7. AMERI may conduct the business of the Project from such location or locations as it may elect, whether in the UNITED KINGDOM, the Commonwealth of Pennsylvania, or elsewhere.

8. AMERI may act through such subagents and subcontractors, attorneys and representatives as it deem necessary in its sole discretion; and to compensate such parties under such terms as it may agree.

9. The funding for the Project shall be raised through the issuance of bonds through a marketing plan determined by AMERI, and all proceeds thereof shall be deposited in custodial accounts administered by fiduciaries and according to such terms as AMERI METRO shall institute for the safekeeping and distribution according to sound business practices. AMERI shall act as Sponsor for the HSRF Direct offering and Bond Issuer, stock offering.

10. AMERI shall maintain current and complete records of all aspects of its performance on behalf of HSRF and in furtherance of the Project, with such records being available to HSRF and to other parties as legally required. Such records shall be examined and audited by independent auditors and accountants selected by AMERI, with such statements of account being rendered as required by good accounting practices.

11. AMERI shall comply with all legal requirements of all applicable agencies and jurisdictions for the project, including but not limited to labor and hiring practices, compensation of subcontractors and workers, and taxes and insurance. In order to assure such compliance, AMERI may employ attorneys and advisors as it may in its sole discretion determine, securing such legal advice and opinions as will reasonably protect the Project and the parties thereto.

12. AMERI shall maintain during and after the completion of the Project all records of the Project, and they shall be available for inspection as required by law and the agreement of the parties.

Additionally, the agreements between the other related and non-related non-profits are the same.

The Company has been in joint meetings with related entities and private, public municipalities and regional governmental agency end users concerning projects that have had studies completed in differing stages. The Company and related entities met with and made presentations to these parties. The scope of work associated with projects consist of development relating to sea ports, airports, rail corridors, toll roads, inland ports, intermodal facilities, sewer, water and power grids, all being anticipated to be revenue producing projects. However for the Company to proceed on any of these, a substantial amount of capital must be raised through officiating bond funding through one or more of the related and non-related non-profits. The following is a result of meetings and negotiations over the last 6 years, bringing the Company to the stage of raising capital to operate and fulfill its business objectives. The result of our activities over the years are the projects listed below.

Brief Descriptions of Projects

Throughout all Projects, when we refer to one or more of the largest construction firms in the United States we are identifying construction management firms such as one of the largest firms in the country with 87,000 employees, seventeen billion in generated revenue for 2016 and 30 plus years of experience providing all of the services each of our projects would require**. For clarity and disclosure the Company has not engaged any firm at this time**, but it is our business model to do so upon completed studies prior to bond offering. The Company's current executive team along with consulting firms such as TEMS and fee based legal teams we have identified, working together with financial market underwriters who have the experience to bring the potential project to a point of starting through bond offering, is reason for the Company to call these "Projects" There are a number of large construction management, engineering, architectural firms that we will engage to commence project build out. **We will rely heavily on firms to perform, while we stay within our Master Construction and Master Consulting role. The Company is making no guarantee construction firms or construction management firms will contract with the Company, but it is our business model to utilize the well-established firms within the country to fulfill our business plan.**

Project 1

Port Trajan – Is directly affected by Alabama Toll Facilities, Inc. "ATFI", which is responsible for building a new toll road. ATFI is a non-related, non-profit company with a project supported by the State of Alabama legislation and signed by Governor Bob Riley, according to House Joint Resolutions, H.J.R 459 and H.J.R. 456. The Company will be responsible for building the 357 mile toll road. Port Trajan is complimented by the ATFI roadway, and are mutually dependent of one another. The new Alabama Toll Road, when built, will provide a faster way to reach Interstate 81 in Knoxville, Tennessee. It will eventually connect to Port Trajan in Pennsylvania, which travels north to the state of Maine.

As cargo ships increase in size and the need for deeper water at US ports on the east coast increase (substantiated by TEMS studies) the Company's projects, Port De Claudius, Inc. (PDC) (project #6) and Port Ostia (project #7), support the movement of cargo from the Alabama coast line by utilizing the ATFI roadway to the north east distribution center of Port Trajan.

The Company will build Port Trajan immediately upon bond financing because the land under agreement is connected to the existing Norfolk and Southern intermodal port, which is presently receiving cargo containers by rail. Also, the intermodal port is located in south central Pennsylvania, connecting a population of 50 million people. The Company will generate immediate revenue from the Port Trajan build out, and permits are ready to be issued for 4.2 million square feet of warehousing. These are the reasons Port Trajan will be the first project in our current project list. The feasibility and economic impact studies will be performed by TEMS. The state will sponsor the bonds, GIF&DA will officiate the bond offering, the Company will act as the consultant to bring the entire project to a starting point, and the large construction management firm will perform all management and construction related steps.

On January 9, 2013, the Company signed a letter of intent with Jewel Real Estate 10-86 Master LLLP, a related party to purchase land to develop for future sale.

On January 13, 2013, the Company entered into a letter of intent with Port De Claudius, Inc., a related party trading as Port Trajan. The Company is contracted to provide services for the build out of the Port Trajan's five terminals, along with the sale of real property together with development rights for a fee.

The Company was unable to meet the deposit requirements of the Jewel Real Estate 10-86 Master LLLP related party contract, and so in November 2013 the deposit requirements were amended to require a cash deposit of $1,000 to hold the purchase option open for the Company until a bond offering is acquired. Future plans are to issue in excess of 10,000,000 shares of common stock to aid funding the land purchase. As of January 31, 2016, the $1,000 deposit requirement outlined above, has been deposited on this contract.

On August 8, 2016, the Company entered into a material definitive agreement for construction ("Construction Agreement") with Port De Claudius, Inc. ("PDC"). Pursuant to the Construction Agreement, the Company shall engage one or more firm to perform all tasks and actions required to develop and construct the Port Trajan Pennsylvania commercial properties (the "Project"). Furthermore, to secure the first and future phases of the financing applicable to the design, planning, engineering, and related soft and hard costs of the construction of the Project. Pursuant to the Construction Agreement, the specifications, designs, construction standards, subcontractor agreements, insurance requirements, hiring and employment policies and similar items shall be developed by the Company, subject to approval by PDC. The Company shall assure that the Project is constructed according to specifications and requirements imposed by the Pennsylvania Department of Transportation (PADOT) and the Federal Highway Administration. The Company shall supervise all phases of the construction of the Project, and it shall be responsible to the PDC for all acts or omissions of its employees, subcontractors, agents, consultants and other parties under its control. The Company shall be responsible for assuring that the construction of the Project is performed in a good and workmanlike manner, and in accordance with the highest standards of care for the industry.

On September 11, 2016, the Company consolidated all memorandums of understanding, letters of intent, and agreements into one agreement called the "sales agreement". As a result of the September 11, 2016 consolidation, an agreement for the assignment of assets took place.

For Phase One (the "Sale Agreement") with Jewel's Real Estate 10-86 Master LLLP (the "Seller"), Global Infrastructure Finance & Development Authority, Inc., division of Hi Speed Rail Facilities Inc. (the "Financier"), PDC, and HSRF Statutory Trust as Trustee (the "Trustee"), as dictated by the Construction Agreement, the Sale Agreement that was thereafter amended on September 13, 2016, an amendment was signed for the closing date of the transaction to October 14, 2016. Pursuant to the "Sale Agreement", Jewel's Real Estate 10-86 Master LLLP (the "Seller/Assignor") to the Company (Assignee) assigned together all rights, title and interest in and to any contractual agreements to Port De Claudius, Inc. (PDC) on completion of Phase One.

The Project consists of two phases, Phase One consists of land purchase and onsite /offsite improvement. A dry closing with no funds being disbursed was originally scheduled for September 21, 2016. The dry closing was later changed by amendment to October 14, 2016, and the closing took place on that date. Phase Two is to take place on or before December 1, 2018 and consists of vertical construction of buildings and apparatuses.

The estimated cost for both Phases is Two Billion Dollars ($2,000,000,000) at cost plus forty percent (40%), and plus two percent (2%) for the increase in inflation regardless of the cost to the Company to perform the required services. In no event will the profit to the Company from the amount paid by PDC be less than Eight Hundred Million Dollars ($800,000,000). A mobilization fee of $2,729,514 shall be due and payable by PDC to the Company upon the closing of Bond offering for Phase One. The cost of Phase One is $950,000,000 and the net Phase One revenue to the Company shall be $66,719,514. We are identifying Port Trajan as the priority project that will provide the capital to begin investment grade studies for other projects. Economic and environmental studies performed by TEMS will be paid for by profits of the Company from Port Trajan. These funded studies will then lead to officiating a bond offering through one of the related non-profits on behalf of one of the related entities in the Company's role as consultant, awarding the work to a one or more of the largest construction and construction management firms. There are currently no contractual agreements with any of these firms. However, agreements could be put in depending upon the firm's years of experience, work force, and proven processes and systems. It is our opinion that large construction and construction management firms will welcome the opportunity to be awarded these projects.

The changing character of marine transportation means that with the opening of the Panama Canal, only three ports on the East Coast will be able to receive Class C, D, and E container vessels that require 50 feet of water. Baltimore is one of the three East Coast Ports that can accommodate such ships, and therefore has strong potential for developing a Trade and Transportation corridor that can provide inland distribution of containers(according to TEMS completed studies). A key part of the development of the Baltimore Trade and Transportation Corridor is the Port Trajan Project, which will be an important Inland Port for the Port of Baltimore.

Port Trajan Project

The Port Trajan project is a transportation project located in the Antrim Township, Greencastle, Pennsylvania on the Interstate 81 corridor and the railroad. The railroad, or "Crescent Corridor", is an existing 2,500 mile network of rail and terminals. An intermodal facility is an existing active rail-truck facility in this corridor and the State of Pennsylvania that provided forty six million dollars of the one hundred million dollars that developed this facility. This intermodal facility is an existing facility, and Port Trajan will be enhancing this shipping corridor by fulfilling its development objective. Port De Claudius, Inc. intends to develop 2,700 acres of land next to this corridor, which has been designated the "Port Trajan Project". Port De Claudius, Inc. an affiliate entity, anticipates that it will construct a distribution center consisting of 5 terminals, and a rail line between the main rail tracks to the highway for the transition of shipping containers from the rail line to waiting trucks. The distribution center will provide the facility for repackaging the shipments, to be transported to the final destination by truck, by constructing over time, up to thirty million square feet of warehouse space on 2,700 acres. The 2,700 acres is part of the January 9, 2013 letter of intent with Jewel Real Estate 10-86 Master LLLP a related party. The permitting for 4.2 million square feet of warehousing to be built on part of the 2,700 acres is ready to be issued.

Port De Claudius, Inc. anticipates that such project will be completed in phases, the first of which is the purchase of an initial 345 acres at $350,000 per acre. The purchase price will include all on-site horizontal improvements, off-site improvements will be acquired at an additional $20,000,000. The land is currently owned by a related company and Port De Claudius, Inc. and has entered into a letter of intent for its purchase with the Company.

Port De Claudius, Inc. trading as Port Trajan has engaged with Inchcape Shipping Services (ISS) to manage and act as port agent at Port Trajan. Inchcape Shipping Services (ISS) is a global operation that directs traffic from sea and air cargo to and from the ports. They have been in business since 1875.

As part of the development of the Port of Baltimore Trade and Transportation Corridor, the development of inland ports such as Port Trajan is critical. However, since the Harrisburg-Hagerstown corridor is already a major logistics center for the Northeast USA, the development of Port Trajan can begin immediately and even before the Baltimore Trade and Transport Corridor is developed.

A Master Trust Indenture through Global Infrastructure Finance & Development Authority, Inc., with the cooperation of HSRF Statutory Trust, as trustee relating to Port De Claudius, Inc., trading as Port Trajan of Pa., can offer to raise $8,000,000,000 billion of revenue bonds. The Company plans to act as Consultant awarding the general contractor scope of work to an existing, well established firm as the horizontal and vertical site improvements general contractor for Port De Claudius, Inc.

The Company intends to assist to begin bond offerings relating to the project. The Company will also work with its transportation consultant, TEMS, to complete within the ninety day period, an investment grade study that will make it possible through bond rating agencies, to officiate a bond offering for this project. To date no money has exchanged hands related to this transaction. The Company's contractual role, after any assignments of any agreements involving the entity, is still in full force and effect, related to both the "Master Agreement For Construction" and "Consulting Agreement" described above within the "Business Plan". To clarify for purposes of this project, Port De Claudius Inc. and Port of Ostia, Inc. are related entities for this project.

The Company will engage contractors by paying the mobilization fees to declare the contractors in the bond offering, pay for feasibility studies and investment grade studies, bond rating agency fees and also pay for the performance bond to insure the completion of the construction to protect the bond holders.

The Company will receive compensation from the bond proceeds at bond closing to reimburse the Company for its initial capital investment into the project. The Company will than realize revenue to sustain its continued growth and ability to get other projects started by using its revenue as initial capital investment while always being reimbursed from the bond proceeds that follow other projects. As discussed earlier the sources of realized revenue for the Company are as follows: Construction Management fees, Consulting Fees, and twenty five percent profit sharing from each of the related entities who are responsible for contracting by agreement. The Company will oversee the well-established firm awarded the contract while they perform all scopes of work on the related entity(s) behalf for each project they secure.

The Company is not in the real estate development business, it is a Super General Contractor and consultant to related and non-related parties for a fee, and partner with each related entity receiving twenty five percent profit sharing per project. In this project the Company will work for Port De Claudius, Inc., an affiliate entity, and engage some or all of the other affiliate entities to act as project overseers /managers for the project, putting out for bids and awarding local, well-established national and international firms to perform each specific scope of work on the project, ensuring it is completed on time and within budget. This also includes all of the following projects.

The Company's (current) Six Stage Process for Port Trajan:

1. Managements Final Investment Decision to take on a project Completed

2. Enter into Letter of Intents, Agreements, Construction Contracts Completed

3. To have the State(s) sponsor the project by legislative actions (where applicable) N/A

4. Engineer and design studies, Architectural Design, Feasibility Studies Started

5. Raising Capital through Bond Financing or Company stock offerings

6. Management of the physical construction as a general contractor - TBD

Footnotes:

1) There are 4.2 million sq. ft. of warehouse space approved to date with permits available today.

Project 2

Alabama Toll Road-Mobile Trade and Transportation Corridor (ATFI Alabama Toll Road Facility Inc.)

The Company's current project "Port Trajan" is directly connected to our current Alabama port project "Port De Claudius, Inc." through the Alabama Toll Road Inc. (ATFI) project, connecting to Interstate 81 in Knoxville Tennessee Interstate 81is a major shipping corridor from Tennessee to Maine, and South Central Pennsylvania (location of Port Trajan) is now operating as one of the distribution locations for the northeast. The port of Mobile and Baltimore with 50 foot water depths stand to be the ports used in making cargo movement to the northeast corridor more efficient as the size of cargo ships continue to increase. These ports have the ability to be deepened and the cost to do so will be offset by the economic impact they create, according to studies performed by TEMS.

As its first step, Alabama Toll Facilities, Inc. (ATFI) was created and obtained status as a nonprofit corporation pursuant to Section 501(c)(3) of the Internal Revenue Code. As a nonprofit corporation, ATFI is allowed to officiate bond offerings in order to finance the cost of acquisition and construction and equipping of the toll road project, Alabama Toll Road.

In 2007, the toll road project was presented to the Alabama legislature which on June 7, 2007, adopted Act no. 2007-506 entitled "Expressing Support for the Alabama Toll Road Project". This Act stated that it recognized the need to utilize other financial resources to meet the needs of that highway and other infrastructure items such as that offered by ATFI. The Act urged approval of the bonds offered by ATFI as special revenue bonds with the project eventually vesting to the state upon retirement of the bonds. The Act further supports designating ATFI as the exclusive entity for creation and development of the toll road project. ATFI has full approval by the state of Alabama to officiate the bond offering.

As a second step, on September 23, 2009, Penndel Land Company ("Penndel"), a company wholly owned by Mr. Shah Mathias, entered into an agreement with ATFI by which Penndel was appointed as the agent and representative of ATFI to perform all required tasks and actions to develop and construct the toll road. This agreement was established prior to the formation of the Company.

Thirdly, on December 1, 2010, the Company formed a wholly-owned subsidiary, Global Transportation & Infrastructure, Inc. ("GTI") in the state of Delaware to provide development and construction services for the Alabama highway project and to include securing financing for the design, planning, engineering and related costs of construction.

In December 2010, Penndel assigned its agreements with ATFI to GTI. As such the Company, through its subsidiary, GTI, has the development rights for such toll road. Under the terms of the agreement, GTI will provide development and construction services. GTI will also act as an agent and representative of ATFI who is sponsored by the state of Alabama according to House Joint Resolutions, H.J.R 459 and H.J.R. 456, to take actions necessary to secure the first and future phases of the financing applicable to the design, planning, engineering and related soft and hard costs of the construction of a toll road in the state of Alabama and related activities.

In 2010, the Company was developing this project at the time of the merger with Yellowwood. The planned toll road is designated as a 357 mile 4-lane road designed to be built from Orange Beach, Alabama to the Tennessee state line with the intent of connecting various rural sections of Alabama to Tennessee and more urban areas.

Alabama Indenture Agreement- On December 1, 2010, ATFI nonprofit entered into a Master Trust Indenture agreement with as HSRF Statutory trust as a Trustee, which has agreed to serve as the trustee for the bond offering of up to $7,000,000,000 of ATFI Revenue Bonds once it determines to effect such an offering. The Alabama Indenture indicates that the developer for the project will be GTI. In April 2012 the Alabama Indenture was amended to reflect a Master Indenture of $20,000,000,000. The Master Agreement provides the basic terms and conditions of any bond issuance such as use of an escrow agent, rights of bond holders, sale of bonds, etc.

The Company acquired from Penndel Land Company (majority owned by Mr. Mathias) the contract rights to a construction agreement with ATFI, a non-profit company supported by the State of Alabama to act as the exclusive entity as set forth in H.J.R 459 and H.J.R. 456, as project developer for such a toll road and on which Mr. Mathias served as one of its four directors. Mr. Shah Mathias (the Founder, Head of Mergers and Acquisitions and Business Development, and non-board member of the Company) was one of the directors of ATFI and has subsequently resigned from his position.

When the Company secures financing, ATFI will effect a bond offering to purchase the land on which the toll road is to be located. The Company has envisioned long-range ideas and plans to develop currently undeveloped areas through which the planned Alabama Toll Road will traverse. These plans through its affiliates, include the development of an airport called Sarah Jewel Mathias International Airport (KSJM), sea shipping port called Port De Claudius, Inc., air cargo port called Port of Ostia and a high-speed rail line.

The Company will build seventeen hundred miles of railroad tracks in parallel with ATFI. The Company has plans, through its affiliates, to build four tracks north and south bound, two tracks for passenger services and two tracks for freight. Volkmann Railroad Builders

29

has been engaged by the Company to construct and built the railroad. Volkmann is a thirty five year old company that has built railroads for NASA, the mining industry, oil and gas exploration and freight carriers.

In support of H.J.R. 459 and H.J.R.456 the following ancillary projects are being planned by the Company.

1. Design built inland port called Port De Claudius, Inc.;

2. Design built airport called Sarah Jewel Mathias International Airport (KSJM);

3. Design built air cargo port called Port of Ostia;

4. Design built railroad and train stations;

5. Design built Fiber Optic Lines;

6. Design built All Utilities underground or overhead;

7. Design built Power Grids;

8. Design built Cell Phone Towers;

9. Design built Motels, Travel Plazas, Fast Food Establishments;

10. Design built Outdoor Advertisements, Signage;

11. Design built Natural Gas Pipelines & Distillate Pipelines;

A recent preliminary analysis by TEMS suggested that the toll road would become part of a Mobile Trade and Transportation Corridor because of the opening of the Panama Canal, and because Mobile is one of the only two Gulf Ports that can facilitate the large container vessels that need 50 feet of water. As a result, an evaluation should be made of extending the corridor north along the west side of the Appalachian Mountains, (potential project-Appalachian Regional Commission) a region that is today served by West Coast Ports. To assist the Company in completing an investment grade study for the corridor, the following research/review team has been assembled to assess the analysis by Transportation Economics & Management Systems, Inc. (TEMS).

Mobile Intermodal Corridor, Research Review Team

Team Member Affiliation

•Dr. Mark Burton, PhD University of Tennessee

•Dr. David Clarke, PhD University of Tennessee

•Mr. Rick Tucker Port of Huntsville, AL

•Mr. Jimmy Lyons Port of Mobile, AL

•Dr. Craig Phillip, PhD Vanderbilt University

•Dr. Ted Grossardt, PhD University of Kentucky

•Mr. Kent Sowards, Marshall University

•Dr. Mike Hicks, PhD Ball State University

•Mr. Scott Hercik Appalachian Regional Commission

The purpose of this investment grade study by TEMS is to evaluate the potential for developing the Mobile Trade and Transport Corridor, as an adjunct to Port Mobile to serve as a major container port for a hinterland corridor between the Appalachians in the east, and the Mississippi in the west, and stretching as far north as the markets of mid-America including Ohio, Indiana, and Illinois. The area is largely served today by West Coast Ports that rely on relatively expensive rail and truck shipments to these inland markets, but are low cost due to the large ships that can access West Coast Ports. With the opening of the Panama Canal, and the access of large ships to the Gulf of Mexico, the Mobile corridor has the potential to provide a less expensive and more effective way of serving these markets.

The reason for this is that the Port of Mobile is one of the very few ports on the gulf and the east coast of the US that can serve the very large ships (50 foot depth) that will be able to access the gulf and east coasts with the opening of the Panama Canal. Once the Port is dredged, this will reduce the Maritime costs to the Port of Mobile significantly (i.e., 50 percent) and shift the competitive balance from West Coast Ports to the Port of Mobile.

Potential Port of Mobile Hinterland with Post-Panamax Max Ships



Mobile Trade & Transport Corridor: Population and Required Linkage



In carrying out its initial review, TEMS has already shown there is a prima facia case for the investment. However, the review was based on an analysis using existing data and models including the Panama Canal Route Choice model and the National Ports model. Both models need updating to 2015 to reflect the post 2008 recession economy and the latest changes in the development of the Panama Canal, US Ports, and marine economics.

In addition, the preliminary study made a number of assumptions about the institutional structures that would be adopted by the Port and Railroads. In the Business Plan phase these assumptions need to be evaluated and as appropriate adjustments made to accommodate the findings of direct discussions with the key stakeholders.

Finally, the upgraded market analysis and institutional assumptions will be used to develop a more detailed implementation plan, financial and funding plan, and economic cost benefit and impact plan. The financial and funding plan will develop the cash flows for the project, and the timing and sources of funds needed to complete the project. The economic analysis will show the benefits to the communities in the Trade and Transport Corridor. The analysis will produce both the Cost Benefit Analysis required by USDOT, as well as the economic impact for the region associated with job creation, increased income, property development, and tax base enhancement. This can be used to develop community outreach in communities along the Alabama Toll Road corridor and at local and state level, to explain the costs and benefits of developing the corridor.

For this Feasibility Study, TEMS will refine the more aggregate level of analysis that was used for the preliminary study. This will include updating the trade and traffic data that derives the forecasts, working to resolve institutional issues and ensuring the practicality of the proposed implementation process.

The Company will introduce the bond offerings relating to the project. The Company will also work with its transportation consultant, TEMS, to complete, within the ninety-day period, an investment grade study that will make it possible, through bond rating agencies, to officiate a bond offering for this project. To date no money has exchanged hands related to this transaction. The Company's contractual role, after any assignments of any agreements involving any related entity, is still in full force and effect, related to both the "Master Agreement For Construction" and "Consulting Agreement" described above within the "Business Plan". To clarify ATFI is a nonprofit non-related party to the Company and Global Transportation Inc. is a wholly owned subsidiary of the Company.

The Company will engage a large construction firm as identified earlier. The Company through use of proceeds identified in Operating Capital Reserves will pay the mobilization fees to declare the contractors in the bond offering, pay for feasibility studies and investment grade studies, bond rating agency fees and also pay for the performance bond to insure the completion of the construction to protect the bond holders.

The Company will receive compensation from the bond proceeds at bond closing to reimburse the Company for its initial capital investment into the project. The Company will than realize revenue, to sustain its continued growth and ability to get other projects such as ATFI started, by using its revenue as initial capital investment into projects, while always being reimbursed from the bond proceeds that follow other projects. As discussed earlier the sources of realized revenue for the Company are as follows, Construction Management fees, Consulting fees and twenty five percent profit sharing from each of the related entities who are responsible for contracting by agreement with the Company to do the work on the related entity(s) behalf per projects they secure.

The Company's (current) Six Stage Process for Alabama Toll Road Facility Inc. (ATFI):

> 1. Managements Final Investment Decision to take on a project Completed
>
> 2. Enter into Letter of Intents, Agreements, Construction Contracts Completed
>
> 3. To have the State(s) sponsor the project by legislative actions (where applicable)Completed
>
> 4. Engineer and design studies, Architectural Design, Feasibility Studies Started
>
> 5. Raising Capital through Bond Financing or Company stock offerings
>
> 6. Management of the physical construction as a general contractor Within 12 months of bond capital

Project 3

Appalachian Regional Commission (ARC) -The Company along with TEMS acting as consultant for the Company have had discussions with ARC to help them over the next five years, advance current and emerging opportunities and to continue to close the gap between Appalachian communities and the nation on key socioeconomic indicators. ARC's mission is to innovate, partner, and invest to build community capacity and strengthen economic growth in Appalachia**.**

The Appalachian Regional Commission (ARC) is a regional economic development agency that represents a partnership of federal, state, and local government. Established by an act of Congress in 1965, ARC is composed of the governors of the thirteen Appalachian states and a federal co-chair, who is appointed by the President of the United States of America. Local participation is provided through multi-county local development districts. ARC invests in activities that address the five goals identified in the Commission's strategic plan:

Goal 1: Economic Opportunities

Invest in entrepreneurial and business development strategies that strengthen Appalachia's economy.

Goal 2: Ready Workforce

Increase the education, knowledge, skills, and health of residents to work and succeed in Appalachia.

Goal 3: Critical Infrastructure

Invest in critical infrastructure—especially broadband; transportation, including the Appalachian Development Highway System; and water/wastewater systems.

Goal 4: Natural and Cultural Assets

Strengthen Appalachia's community and economic development potential by leveraging the Region's natural and cultural heritage assets.

Goal 5: Leadership and Community Capacity

Build the capacity and skills of current and next-generation leaders and organizations to innovate, collaborate, and advance community and economic development.

Each year ARC provides funding for several hundred investments in the Appalachian Region, in areas such as business development, education and job training, telecommunications, infrastructure, community development, housing, and transportation. The Company has engaged in discussion with ARC to provide $34,000,000,000 in funding through Master Bond Indentures to fund these projects that create thousands of new jobs; improve local water and sewer systems; increase school readiness; expand access to health care; assist local communities with strategic planning; and provide technical and managerial assistance to emerging businesses.

ARC investments in infrastructure have helped reduce the Region's isolation, spur economic activity, and improve public health and safety. In order to compete in the global economy, Appalachia must continue to develop and improve the infrastructure necessary for economic development, including broadband and telecommunications; basic infrastructure, such as water and wastewater systems; diversified energy; housing; and transportation, including the Appalachian Development Highway System (ADHS). ARC will also support investments in multi-modal transportation systems that strengthen connections to regional, national, and global markets.

ARC infrastructure investments will address local community needs as well as strategic, innovative approaches to economic development. ARC will provide leadership in helping communities develop long-term plans for effective development and deployment of the infrastructure needed to support economic competitiveness and quality of life. To create the greatest impact, ARC will leverage resources and bring together **government agencies** and the **private sector** to build the critical infrastructure needed to strengthen the Region's economy, complete the Appalachian Development Highway System and construct local access roads to strengthen links between transportation networks and economic development.

Most recently a preliminary analysis by TEMS, of the Appalachian Development Highway System corridor suggested that because of the opening of the Panama Canal and because Mobile is one of the only two Gulf Ports that can facilitate the large container vessels that need 50 feet of water, the ATFI toll road would become part of a Mobile Trade and Transportation Corridor (Port Trajan) connecting to the Appalachian Development Highway System corridor. As a result, an evaluation should be made of extending the corridor north along the west side of the Appalachian Mountains, a region that is today served by West Coast Ports.

Investment in the Appalachian Development Highway System has significantly reduced the Region's isolation and opened up opportunities for economic growth. ARC will complete the remaining portions and constructing local access roads will further connect the region to strategic regional, national, and global economic opportunities. ARC will invest in **intermodal transportation** planning and infrastructure that builds on the ADHS and maximizes the region's access to domestic and international markets. In order to compete in a global economy, Appalachia must have reliable access to domestic and international markets. Connecting the ADHS to rail, waterway, and aviation routes can help link Appalachian businesses to regional, national, and international markets.

The Company in meeting with the ARC board has made available to them through Global Infrastructure Finance & Development Authority, Inc., $34,000,000,000 in funding to assist in meeting ARC strategic planning goals above.

A Master Trust Indenture through Global Infrastructure Finance & Development Authority, Inc. with cooperation of High Speed Rail Facility Inc. (HSRF) statutory trust, as trustee relating to any project forth coming out of the thirteen state region, through revenue bonds can offer to raise $34,000,000,000 to ARC and the related states, through HSR Freight Line Inc. and HSR Passenger Services Inc., related entities, for the Appalachian Regional Commission corridor projects.

The Company will introduce the bond offerings relating to the project. The Company will also work with its transportation consultant, TEMS, to complete, within the ninety-day period, an investment grade study that will make it possible, through bond rating agencies, to officiate a bond offering for any project ARC would like to undertake. To date no money has exchanged hands related to this transaction. The Company's contractual role, after any assignments of any agreements involving the entities, is still in full force and effect, related to both the "Master Agreement For Construction" and "Master Consulting Agreement" described above within the "Business Plan". To clarify for purposes of this project, HSR Freight Line Inc. and HSR Passenger Services Inc. are the related entities & Global Infrastructure Finance & Development Authority, Inc. a non-profit related to the Company.

The Company will engage a large construction firm as identified earlier. The Company through use of proceeds identified in Operating Capital Reserves will pay the mobilization fees to declare the contractors in the bond offering, pay for feasibility studies and investment grade studies, bond rating agency fees and also pay for the performance bond to insure the completion of the construction to protect the bond holders.

The Company will receive compensation from the bond proceeds at bond closing to reimburse the Company for its initial capital investment into the project. The Company will than realize revenue, to sustain its continued growth and ability to get other potential projects started, by using its revenue as initial capital investment into projects, while always being reimbursed from the bond proceeds that follow other projects. As discussed earlier the sources of realized revenue for the Company are as follows: Master Construction Management fees, Master Consulting fees and twenty five percent profit sharing from each of the related entities.

The Company's (current) Six Stage Process for Appalachian Regional Commission (ARC):

1. Managements Final Investment Decision to take on a project Completed

2. Enter into Letter of Intents, Agreements, Construction Contracts Being Negotiated

3. To have the State(s) sponsor the project by legislative actions (where applicable)TBD

4. Engineer and design studies, Architectural Design, Feasibility Studies Started

5. Raising Capital through Bond Financing or Company stock offerings

6. Management of the physical construction as a general contractor TBD

Project 4

Atlanta-Louisville-Birmingham-Jacksonville – The Company has received support for expansion of high speed rail, through House Resolution 948 of the Georgia House of Representatives, stating that nineteen members of this body express their support of high speed trains and encourage the creation of a high speed rail transit authority for Fulton, Carroll, and Douglas counties. The resolution specifically names the related party High Speed Rail Facilities, Inc. as the developer of high speed rail.

House Resolution 948 By: Representatives Waites of the 60th, Roberts of the 155th, Alexander of the 66th, Bruce of the 61st, and Yates of the 73rd

A RESOLUTION

*Encouraging the creation of a high speed rail transit authority to operate in Fulton, Carroll, and Douglas counties; and for other purposes. WHEREAS, high speed trains are more energy efficient than cars and planes, decrease our dependence on foreign oil, and reduce air pollution that causes global warming and harms public health; and WHEREAS, at distances of less than 400 miles, high speed trains can deliver passengers downtown-to-downtown almost as fast as airplanes at a fraction of the cost, and can do so in virtually all weather; and WHEREAS, with wide seats, fax machines, places to plug in a laptop computer, and food service, high speed trains provide a convenient, productive alternative to cars and airplanes; and WHEREAS, a high speed rail network would pull together regional economies and promote intraregional business growth; and WHEREAS, **Hi Speed Rail Facilities, Inc**., is looking to expand the use of high speed trains to Fulton, Carroll, and Douglas counties with the intention of expanding service throughout Georgia and into Alabama; and WHEREAS, the creation of a high speed rail transit authority is necessary for the success of a high speed rail system in Georgia. NOW, THEREFORE, BE IT RESOLVED BY THE HOUSE OF REPRESENTATIVES that the members of this body express their support of high speed trains and encourage the creation of a high speed rail transit authority for Fulton, Carroll, and Douglas counties. 15 LC 39 1039 H. R. 948 - 2*

BE IT FURTHER RESOLVED that the Clerk of the House of Representatives is authorized and directed to make appropriate copies of this resolution available for distribution to members of the public and the press.

The travel time is estimated at four to five hours between Atlanta and Dallas, which would have the train average at least 163 miles per hour. It would travel between Atlanta and Birmingham in about 90 minutes. That type of connectivity between Atlanta and Birmingham could have game-changing effects on several industries. It would be possible to live in Alabama and enjoy its lower property values and cost of living while working in Atlanta with its higher salaries.

The Company through its consultant TEMS has estimated the cost of the project at $3,000,000,000 on behalf of Hi Speed Rail Facilities, Inc. a non-profit entity related to the Company. Hi Speed Rail Facilities, Inc. has the legal right to develop this corridor as a high speed rail connection between the cities. The aim would be to provide high speed frequent rail service that would provide improved mobility for people and cargo and at the same time provide an operating profit. The project would be developed as either a freestanding enterprise or a public-private partnership (PPP) with an array of public and private support for the project.

Feasibility studies completed by TEMS for the corridor are noted below:

Georgia Department of Transportation: High-Speed Rail Planning Services: Atlanta-Louisville-Birmingham-Jacksonville

TEMS provided the Operating Plans and Costs along with the financial and economic analysis for three Georgia corridors, Atlanta-Birmingham, Atlanta-Louisville, and Atlanta-Jacksonville. TEMS supported HNTB Corporation (HNTB) and Parsons Brinckerhoff, a global engineering and professional services organization PB with the development of new alignments for both 110-mph and 220-mph steel wheel technology along with a Maglev corridor for the Birmingham-Louisville corridor. TEMS estimated operating costs considering cost drivers such as train miles, passenger miles, and fixed costs.

Once the ridership, revenue and capital costs were calculated, TEMS provided both the financial and economic analysis for each corridor and technology. TEMS completed a sensitivity analysis using high and low estimates of ridership and capital costs.

SERVICES PROVIDED: Operating Plans, Operating Costs, Financial and Economic Analysis

The purpose of this financial and economic analysis by TEMS is to evaluate the potential for developing the Atlanta-Birmingham, Atlanta-Louisville, and Atlanta-Jacksonville as an adjunct to Port Mobile to serve as a major container port for a hinterland corridor between Atlanta and the south eastern sea board markets. The area is largely served today by West Coast Ports that rely on relatively expensive rail and truck shipments to these inland markets, but are low cost due to the large ships that can access West Coast Ports. With the opening of the Panama Canal, and the access of large ships to the Gulf of Mexico, the Mobile corridor has the potential to provide a less expensive and more effective way of serving these markets.

The reason for this is that the Port of Mobile is one of the very few ports on the gulf and the east coast of the US that can serve the very large ships (50 foot depth) that will be able to access the gulf and east coast with the opening of the Panama Canal. Once the Port is dredged, this will reduce the Maritime costs to the Port of Mobile significantly (i.e., 50 percent) and shift the competitive balance from West Coast Ports to the Port of Mobile. This potential project is supported by other potential projects the Company is currently working on, specifically project no. 5 - Florida-Alabama TPO and project no. 6 - Port De Claudius, Inc. DBA Port Trajan, Atlanta Metro Area and the south east it will also be connected to intermodal ports located outside of Atlanta Georgia serviced by Port De Claudius, Inc. The Company continues to meet with economic development offices in both Morgan and Newton counties of Georgia, being well received, supporting the Company's business model of consulting the related entities and related non-profit entities to pursue additional intermodal port projects similar to Port Trajan in their counties, respectfully.

A Master Trust Indenture through Hi Speed Rail Facilities, Inc. a nonprofit related party with cooperation of HSRF Statutory Trust, as trustee, relating to, High Speed Rail and Ancillary Projects Revenue Bond through revenue bonds can offer to raise $20,000,000,000 through Hi Speed Rail Facilities, Inc. direct issuer of revenue bonds. The Company, as horizontal and vertical site improvement developer for High Speed Rail and Ancillary Projects.

The Company will introduce the bond offerings relating to the project. The Company will also work with its transportation consultant, TEMS, to complete, within the ninety-day period, an investment grade study that will make it possible, through bond rating agencies, to officiate a bond offering for this project. To date no money has exchanged hands related to this transaction. The Company's contractual role, after any assignments of any agreements involving any affiliate entities, is still in full force and effect, related to both the "Master Agreement For Construction" and "Consulting Agreement" described above within the "Business Plan". To clarify for purposes of this project, Hi Speed Rail Facilities, Inc. a nonprofit entity related to the Company will work with the state of Georgia on this project.

The Company will engage a large construction firm as mentioned earlier. The Company through use of proceeds identified in Operating Capital Reserves will pay the mobilization fees to declare the contractors in the bond offering, pay for feasibility studies and investment grade studies, bond rating agency fees, and also pay for the performance bond to ensure the completion of the construction to protect the bond holders.

The Company will receive compensation from the bond proceeds at bond closing to reimburse the Company for its initial capital investment into the project. The Company will then realize revenue, to sustain its continued growth and ability to get other potential projects started, by using its revenue as initial capital investment into projects, while always being reimbursed from the bond proceeds that follow other projects. As discussed earlier, the sources of realized revenue for the Company are as follows: Master Construction Management fees, Master Consulting fees and twenty five percent profit sharing from each of the related entities.

The Company's (current) Six Stage Process for ATLANTA-LOUISVILLE-BIRMINGHAM-JACKSONVILLE

1. Managements Final Investment Decision to take on a project Completed

2. Enter into Letter of Intents, Agreements, Construction Contracts Being Negotiated

3. To have the State(s) sponsor the project by legislative actions (where applicable)Completed

4. Engineer and design studies, Architectural Design, Feasibility Studies Started

5. Raising Capital through Bond Financing or Company stock offerings

6. Management of the physical construction as a general contractor TBD

Project 5

Florida-Alabama TPO – FLORIDA DEPARTMENT OF TRANSPORTATION: FLORIDA HIGH-SPEED RAIL AUTHORITY–2002 REPORT TO THE LEGISLATURE, TEMS evaluated the potential for implementing a high-speed rail service to connect St. Petersburg with Orlando. The future extension of the service to Miami (Phase II) was examined at a lesser level of detail. TEMS provided ridership and revenue projections, as well as operating and maintenance estimates for four different technologies and nine route alternatives. TEMS also completed the financial and economic analyses and assessment of the feasibility of the system. TEMS' analysis served as the basis for the evaluation of high-speed rail in Florida by the state legislature and the governor.

SERVICES PROVIDED: Ridership and revenue forecasts, operations planning, financial and economic analysis.

The purpose of financial and economic analyses and assessment of the feasibility of the system by TEMS was also to evaluate the potential for developing distribution delivery systems as an adjunct to Port Mobile to serve as a major container port for a hinterland corridor between Mobile and the Florida market markets. With the opening of the Panama Canal, and the access of large ships to the Gulf of Mexico, the Mobile corridor has the potential to provide a less expensive and more effective way of serving the Florida markets.

The reason for this is that the Port of Mobile is one of the very few ports on the gulf and the east coast of the US that can serve the very large ships (50 foot depth) that will be able to access the gulf and east coasts with the opening of the Panama Canal. Once the Port is dredged, this will reduce the Maritime costs to the Port of Mobile significantly (i.e., 50 percent) and shift the competitive balance from West Coast Ports to the Port of Mobile. This project is supported by other potential projects the Company is currently working on, specifically project no. 6 - Port De Claudius, Inc. DBA Port Trajan, the Florida Market place will also be connected to and serviced by Port De Claudius, Inc. The Company continues to meet with economic development offices in both Morgan and Newton counties of Georgia, being well received, supporting the Company's business model as the Company is consulting the related entities and related non-profit entities to pursue additional intermodal port projects similar to Port Trajan in their counties respectfully.

The Master Trust Indenture through Global Infrastructure Finance & Development Authority, Inc. a nonprofit related to the Company, with cooperation of HSRF Statutory Trust, as trustee relating to, HSR Passenger Services Inc. an affiliate entity of the Company, relating to projects for Florida-Alabama TPO, through revenue bonds can offer to raise $1,500,000,000 through Global Infrastructure Finance & Development Authority, Inc. direct issuer of revenue bonds. The Company's wholly owned subsidiary, Global Transportation Infrastructure Inc. will act as Master General Contractor as horizontal and vertical site improvements developer for HSR Passenger Services Inc. for Florida-Alabama TPO projects.

The Company will introduce the bond offerings relating to the project. The Company will also work with its transportation consultant, TEMS, to complete, within the ninety-day period, an investment grade study that will make it possible, through bond rating agencies, to officiate a bond offering for this project. To date no money has exchanged hands related to this transaction. The Company's contractual role, after any assignments of any agreements involving any affiliate entities, is still in full force and effect, related to both the "Master Agreement For Construction" and "Master Consulting Agreement" described above within the "Business Plan". To clarify for purposes of this project, HSR Passenger Services Inc. a related entity of the Company while Global Infrastructure Finance & Development Authority, Inc. a non-profit entity related to the Company will work with Florida-Alabama TPO on this project.

The Company will engage a large construction firm as identified earlier. The Company through use of proceeds identified in Operating Capital Reserves will pay the mobilization fees to declare the contractors in the bond offering, pay for feasibility studies and investment grade studies, bond rating agency fees and also pay for the performance bond to insure the completion of the construction to protect the bond holders.

The Company will receive compensation from the bond proceeds at bond closing to reimburse the Company for its initial capital investment into the project. The Company will then realize revenue to sustain its continued growth and ability to get other potential projects started while always being reimbursed from the bond proceeds that follow. As discussed earlier the sources of realized revenue for the Company are as follows, Master Construction Management fees, Master Consulting fees and twenty five percent profit sharing from each of the related entities.

The Company's (current) Six Stage Process for Florida-Alabama TPO

1. Managements Final Investment Decision to take on a project Completed

2. Enter into Letter of Intents, Agreements, Construction Contracts Being Negotiated

3. To have the State(s) sponsor the project by legislative actions (where applicable) Completed

4. Engineer and design studies, Architectural Design, Feasibility Studies Started

5. Raising Capital through Bond Financing or Company stock offerings

6. Management of the physical construction as a general contractor TBD

Project 6

PORT DE CLAUDIUS, INC. (GREATER YUMA PORT) AUTHORITY AND TRADE CORRIDOR – has the developmental rights for a new port (Claudius) in Yuma County Arizona to establish a foreign trade zone within Yuma County Arizona, and developing business zones and the trade corridor through the Mexico-Arizona border in coordination with the Federal Authorities and agencies.

The Portus De- Jewel Mexico (project no. 8), will be a new premier gateway for international commerce. It is located approximately 600 miles south of Yuma Arizona Intermodal Port (current project no. 6), along the Mexican coast line. The Portus De- Jewel Mexico port encompasses 176,000 acres of land and water along 26 miles of waterfront. It will feature 40 passenger and 384 cargo terminals, including automobile, breakbulk, container, dry and liquid bulk, multi-use, and warehouse facilities that handle billions of dollars' worth of cargo each year.

The west coast ports today are becoming obsolete as the cargo ships continue to increase in size and hauling capacities. Also the movement of cargo out of the ports have become congested with population growth over the last 100 years. The Company has secured the rights to build through the Mexico-Arizona border, in coordination with Federal Authorities, a rail system to move cargo from Portus De Jewel to Yuma Arizona Intermodal Port project.

Global Infrastructure Finance & Development Authority, Inc. ("GIF&DA"), a nonprofit entity related to the Company, with the cooperation of HSRF Statutory Trust, the trustee to Port De Claudius, Inc., a related entity of the Company, can raise $8,000,000,000 through the issuance of revenue bonds. The Company will act as Master General Contractor as horizontal and vertical site improvements developer for the project.

The Company will introduce bond offerings relating to the project. The Company will also work with its transportation consultant, TEMS, to complete an investment grade study that for officiating a bond offering for this project. To date, no money has exchanged hands related to this transaction. The Company's contractual role related to both the "Master Agreement For Construction" and "Master Consulting Agreement" as described in the "Business Plan" section is still in full force and effect after assignments of agreements involving related entities, if any.

The capital raised from the offering will be used as the initial capital investment in the Yuma Arizona Intermodal Port project to engage a large construction firm as mentioned earlier, pay the mobilization fees to declare the contractors in the bond offering, pay for feasibility studies and investment grade studies, bond rating agency fees and also pay for the performance bond to ensure the completion of the construction to protect the bond holders.

Pursuant to the Master Consulting Agreement, the Company will receive compensation from the bond proceeds at bond closing to reimburse the Company for its initial capital investment into the project. Other sources of revenue include management fees from the Master Agreement for Construction and twenty-five percent profit sharing from each of the related entities. With the revenue recognized by the Company, the Company will then be able to sustain its continued growth and to commence other potential projects.

The Company's (current) Six Stage Process for Yuma Arizona Intermodal Port

1. Managements Final Investment Decision to take on a project   Completed

2. Enter into Letter of Intents, Agreements, Construction Contracts Completed

3. To have the State(s) sponsor the project by legislative actions (where applicable)Completed

4. Engineer and design studies, Architectural Design, Feasibility Studies Started

5. Raising Capital through Bond Financing or Company stock offerings

6. Management of the physical construction as a general contractor   TBD

Project 7

SARAH JEWEL MATHIAS INTERNATIONAL AIRPORT (KSJM) & PORT OF OSTIA - Pursuant to the Master Constructing Agreement with KSJM International Airport, Inc., the Company will build a major new air cargo airport as part of the Mobile Trade and Transportation Corridor thereby increasing the capacity for the Southeast USA. This project will be developed with a major e-trade company like FedEx, Amazon or UPS. The e-trade market is expanding by 12-16 percent per year. It will follow the Alliance freight cargo airport development in Fort Worth, Texas.

The Sarah Jewel Mathias International Airport (KSJM) and Port of Ostia commercial airport will revolutionize logistics in the United States. The existing transportation and distribution infrastructure in the south has been identified as insufficient to meet the anticipated demand over the next several decades according to studies by TEMS. The Company, as consultant to Port De Claudius, Inc., Port Ostia , Inc. and KSJM International Airport, Inc., , has developed a plan to meet the demands of the future and to combat the existing distribution shortfalls by creating the most efficient multi-modal distribution system the world has ever seen.

The commercial airport will be located in west-central Alabama approximately half way between the Gulf of Mexico and the Tennessee border. High speed rail, freight rail and the Alabama Toll Road ATFI (current potential project no. 2) of the Company, will connect the commercial airport with the port in the south and connect to high density population centers in the north, specifically Port Trajan.

The Company has engaged Armstrong Consulting Inc. for the airport engineering and planning. Armstrong Consulting Inc. is an experienced airport planning and engineer design company. It will engineer and design according to standards from FAA AC150/5300-13 airport design and FAR PART 77.

The Company has engaged Inchcape Shipping Services (ISS) to manage and act as port agent at Port Claudius and Port Of Ostia. Inchscape Shipping Services Inc. has a world of expertise and provides global strategic maritime, cargo and supply chain solutions to ship owners and operators who span all geographies, market segments, vessels and asset types. They perform 65,885 local port calls across 1,533 ports in 112 countries.

The Company has approached a major aircraft manufacturer to help launch air cargo operation at KSJM and Port of Ostia. A major aircraft manufacturer has indicated that the Company should move forward with its business plan.

The airfield component of the commercial airport has been envisioned to accommodate the next generation's mega-sized aircraft. Many airports around the world are finding it difficult to handle the largest aircraft that are currently in service, such as the Airbus A380. Most of the existing airports around the world are constrained by physical barriers that inhibit their ability to expand to accommodate the massive size of the aircraft that operate today. This will not be an issue at KSJM. The airport will have four parallel runways measuring 18,000 feet long and 250 feet wide as well as a crosswind runway measuring 12,000 feet long and 250 feet wide. Design criteria for the taxiway system, aircraft parking areas and the runways have been planned to accommodate new large aircraft of today as well as the next generation aircraft of tomorrow. Sarah Jewel Mathias International Airport (KSJM) and Port of Ostia commercial airport components:

- Four 18,000' x 250' Runways
- 24/7 Air Traffic Tower - No Curfew
- Unrestricted Airspace
- R & D Facilities
- 1,600-acre Inland Rail Port
- Town Center
- 2,300-acre Industrial Park
- Competitive Rates
- Incentives
- Greenfield Site
- Design/Build-to-Suit (Expandable)
- 1,800-acre Airport Business Park
- Shipping & Receiving (Logistics)
- State-of-the-Art Facilities
- Customer Reception Center
- Corporate Aircraft Ramp
- Nearby Residential/Retail/Hotel
- Aviation Maintenance
- Aviation Manufacturing
- Corporate Housing
- 24/7 U.S. Customs Port of Entry
- Full-Service Fixed-Based Operator
- Research & Development
- Flight Testing Facilities

Sarah Jewel Mathias International Airport (KSJM) and Port of Ostia Development Plan



Global Infrastructure Finance & Development Authority, Inc. ("GIF&DA"), a nonprofit entity related to the Company, with the cooperation of HSRF Statutory Trust, the trustee of the KSJM International Airport, Inc., a related entity of the Company can raise $15,000,000,000 through issuance of revenue bonds. The Company, as Master General Contractor, will act as horizontal and vertical site improvements developer for KSJM International Airport, Inc. (KSJM) a related entity of the Company.

The Company, will introduce the bond offerings relating to the project. The Company will also work with its transportation consultant, TEMS, to complete, within the ninety-day period, an investment grade study for officiating a bond offering for this project. To date, no money has exchanged hands related to this transaction. The Company's contractual role related to both the "Master Agreement For Construction" and "Master Consulting Agreement" described above within the "Business Plan" is still in full force and effect, after assignments of agreements involving affiliate entities, if any.

The capital raised from the offering will be used as the initial capital investment in the KSJM International Airport project to engage a large construction firm as identified earlier, pay the mobilization fees to declare the contractors in the bond offering, pay for feasibility studies and investment grade studies, bond rating agency fees and also pay for the performance bond to insure the completion of the construction to protect the bond holders.

Pursuant to the Master Consulting Agreement, the Company will receive compensation from the bond proceeds at bond closing to reimburse the Company for its initial capital investment into the project. Other sources of revenue include management fees from the Master Agreement for Construction and twenty five percent profit sharing from each of the related entities. With the revenue recognized by the Company, the Company will then be able to sustain its continued growth and commence other potential projects.

The Company's (current) Six Stage Process for KSJM International Airport, Inc. (KSJM)

1. Managements Final Investment Decision to take on a project Completed

2. Enter into Letter of Intents, Agreements, Construction Contracts Completed

3. To have the State(s) sponsor the project by legislative actions (where applicable) N/A

4. Engineer and design studies, Architectural Design, Feasibility Studies Started

5. Raising Capital through Bond Financing or Company stock offerings

6. Management of the physical construction as a general contractor TBD

Project 8

Portus De-Jewel Mexico - The Portus De- Jewel Mexico is the new premier gateway for international commerce. It is located approximately 600 miles south of the potential Yuma Arizona Intermodal Port (project no. 6) along the Mexican coast line. The Portus De- Jewel Mexico encompasses 176,000 acres of land and water along 26 miles of waterfront. It will feature 40 passenger and 384 cargo terminals, including automobile, breakbulk, container, dry and liquid bulk, multi-use, and warehouse facilities that handle billions of dollars' worth of cargo each year.

The Portus De-Jewel Mexico development plan consists of 64 shipping/receiving berths at lengths of 15,000 ft. each. The total number of ships berthed at one time would be 320 mega ships. The water depth would be constant at fifty five feet, the needed depth of water for mega cargo ships.

The Company estimates that Portus De-Jewel Mexico domestic economic impact overflow to the United States of America would be:

> 1.1 million jobs
>
> $89.2 billion trade value in trade corridors of Arizona and California
>
> $223 billion in U.S. trade value
>
> $5.1 billion in state tax revenue
>
> $21.5 billion in federal tax revenue
>
> Port customers will contribute about $760 million in ancillary trade value to Arizona and California

Economic Impact: The economic impact is approximately five hundred billion dollars per year to US domestic economy. Port customers will contribute approximately $27,800,000,000 per year to the local economy as well as to US domestic economy within the Portus De-Jewel Mexico complex. The Port contributes substantially to the economy, in part, through the following activities:

Port Industries: Port industries are businesses involved in the moving and handling of maritime cargo.

Dollars: For every dollar spent by port industries - another 97 cents is generated in indirect and induced sales in the region. Each dollar of spending for port user goods and services produces about 79 cents of additional industry sales in the region.

Jobs: Accounts for approximately 32,000 direct port industry jobs (85% of which are trucking and warehousing jobs).

Port Users: The biggest contributors to the economy are the port users who use the Port to receive imports or ship exports. Export manufacturers are major port users. Other port users include local manufacturers who process imported unfinished goods.

Port Customers: Port customers are the retail and other non-cargo businesses in the Port. They are most important to communities near the Port as a source of jobs, recreation and specialty consumer goods.

Jobs: Direct jobs associated with port customers numbered about 6,400 or roughly half of the jobs actually located in the Port. For every one of these port customer jobs, nearly 1.7 additional jobs are created elsewhere in the region.

Portus De Jewel


AMERI-METRO
INCORPORATED
Portus De Jewel (circa 2013 AD)
LEGEND:
AIRPORT TERMINAL and HANGERS
STORAGE and DISTRIBUTION FACILITIES
CONTAINER YARDS
LOW DENSITY MIXED-USE DEVELOPMENT AREAS: COMMERCIAL, RESIDENTIAL, MARINAS, ETC.
HIGH DENSITY MIXED-USE DEVELOPMENT AREAS: CIVIC, RETAIL, OFFICES, MULTIFAMILY, ETC.
MISCELLANEOUS DEVELOPMENT AREAS
"GREEN" PARK AREAS
NEW MANMADE RIVER and COMMERCIAL WATERWAYS
MASTER PLAN
1" = 12,000'-0" (2.27 miles)
DETAIL
0

Global Infrastructure Finance & Development Authority, Inc. ("GIF&DA"), a nonprofit entity related to the Company, with the cooperation of HSRF Statutory Trust, the trustee of Portus De-Jewel Mexico, a division of Port of Ostia, Inc. and a related entity of the Company can raise $40,000,000,000 through the issuance of revenue bonds. The Company as Master General Contractor will act as horizontal and vertical site improvements developer for Portus De-Jewel Mexico.

The Company will introduce bond offerings relating to the project. The Company will also work with its transportation consultant, TEMS, to complete, within the ninety-day period,

an investment grade study to officiate a bond offering for this project. To date, no money has exchanged hands related to this transaction. The Company's contractual role, related to both the "Master Agreement For Construction" and "Master Consulting Agreement" as described in the "Business Plan" section is still in full force and effect after assignments of agreements involving any affiliate entities.

The capital raised from the offering will be used as the initial capital investment in the Portus De-Jewel Mexico project to engage a large construction firm as mentioned earlier, pay the mobilization fees to declare the contractors in the bond offering, pay for feasibility studies and investment grade studies, bond rating agency fees and also pay for the performance bond to ensure the completion of the construction to protect the bond holders.

Pursuant to the Master Consulting Agreement, the Company will receive compensation from the bond proceeds at bond closing to reimburse the Company for its initial capital investment into the project. Other sources of revenue include management fees from the Master Agreement for Construction and twenty five percent profit sharing from each of the related entities. With the revenue recognized by the Company, the Company will then be able to sustain its continued growth and to commence other potential projects. On June 29, 2019, the Company issued 20,000,000 shares of Class B common stock to acquire a 10% participating profits interest in this project.

The Company's (current) Six Stage Process for Portus De-Jewel Mexico

1. Managements Final Investment Decision to take on a project Completed

2. Enter into Letter of Intents, Agreements, Construction Contracts Completed

3. To have the State(s) sponsor the project by legislative actions (where applicable)TBD

4. Engineer and design studies, Architectural Design, Feasibility Studies Started

5. Raising Capital through Bond Financing or Company stock offerings

6. Management of the physical construction as a general contractor TBD

Project 9

HSR Technologies Inc. Manufacturing Site - In October 2014, HSR Technology, Inc. a related party and the equitable owner of four tax parcels located within West Manchester Township, York, PA, filed a request for landowner curative amendment with the local township with the intent of constructing facilities on the properties for the fabrication, assembly and welding of steel, aluminum and stainless steel assemblies with no foundry or casting operations. The use will include the fabrication and assembly of composite rebar, composite rail, bed liners and rail car assemblies received pre-prepared. The rail access is critical to the procurement of the land, as the products manufactured on site will be directly related to the Company's purpose of creating global economic development and promoting trade by bringing people together through innovative ideas and advanced technology. HSR Technology, Inc. proposes the initial construction of a transfer and storage building with a rail siding into the building. Manufacturing and assembly buildings would be added in stages, eventually employing up to 2,800 workers.

HSR Technologies, Inc. has chosen the properties in question for industrial development after an extensive search of York County properties. The property has 449+/- acres which meets the development needs and also provides future expansion capabilities. Rail service is critical to the HSR Technologies Inc. business model, which is based on rail use. The site in question has 3,600 linear feet of rail line traversing it and provides ample areas for siding access. Access to major roadways is a critical component of any manufacturing use. The subject properties have direct access to an arterial road, West College Avenue, a state road; a collector road, Hokes Mill Road, also a state road; and three local roads, offering many potential points of access. Also, the site is within 2200 feet of PA Route 462 and the Route 30 bypass.

Global Infrastructure Finance & Development Authority, Inc. ("GIF&DA"), a non-profit entity related to the Company, with the cooperation of HSRF Statutory Trust, the trustee of HSR Technologies Inc., a related entity of the Company can raise $25,000,000,000 through the issuance of revenue bonds. The Company as Master General Contractor will act as horizontal and vertical site improvements developer for HSR Technologies, Inc.

The Company, will wait until ninety days after the Registration Statement is effective before introducing bond offerings relating to the project. The Company will also work with its transportation consultant, TEMS, to complete an investment grade study for officiating a bond offering for this project. To date, no money has exchanged hands related to this transaction. The Company's contractual role related to both the "Master Agreement For Construction" and "Master Consulting Agreement" described above within the "Business Plan" is still in full force and effect after assignments of agreements involving related entities, if any.

The four manufacturing plants that will commence operations on this site after site build out are as follows:

HIGHWAY COMPOSITE REBAR - The Company has the right to use the new rebar product that can be used in its development of highways and rail route structures. Marshalls Composite Technologies LLC (MCT) has been engaged to manufacture the composite rebar, through HSR Technologies Inc. for the Company. HSR Technologies, Inc. would manufacture the rebar for use in projects like the Alabama Toll Road, and the Texas Trade Corridor, and Yuma Trade Corridor for the Company.

MCT is the original developer of the composite rebar technology. HSR Technologies Inc. will also sell the rebar to others for commercial use. Marshalls Composite Technologies LLC (MCT) offers a plant set up and license agreement to manufacture the rebar and a contract for their technology to manufacture composite Re-bar (C RB).

U.S. Patent Numbers: 5,702,816; 5,763,042; 5,851,468; 5,876,553; 6,485,660 B1; and 6,493,914 B2

MCT is the only USA **composite C-Rebar** company that is federally certified to meet all federal specs for use in any government funded projects. Congress gave final approval of a $109-billion transportation funding bill. Included in the compromise legislation is a provision that calls for the use of total life-cycle cost analysis as part of the contract-awarding process for new federal projects. The result could be billions of dollars in new business for the composites industry. The fiber reinforced polymer (FRP) composites industry has long advocated for the U.S. Congress to require the states to employ a life-cycle cost assessment when issuing contracts for infrastructure construction.

As a practical matter, such a provision will save money because new infrastructure construction would take into account both the cost of installation and long-term upkeep, rather than awarding a contract solely on the basis of lowest initial cost. According to the new bill, the engineering analysis used by the State Departments of Transportation for awarding construction contracts for highway bridge projects, "shall be evaluated by the State ... on engineering and economic bases, taking into consideration acceptable designs for bridges ... and ... using an analysis of life-cycle costs and duration of project construction." This change paves the way for the use of composites and other high-performance materials in major infrastructure projects.

> *"These life-cycle cost analysis requirements should push the states toward the use of longer-life and lower-maintenance-cost designs, including projects that employ non-rusting and light-weight components such as Composite C- REBAR, girders, and deck systems," says the Senior Director of Government Affairs at the American Composites Manufacturers Association, John Schweitzer. "There are over 600,000 highway bridges in the U.S., making this a very large potential market for FRP composite products." For more information about the benefits of life Dee-cycle cost assessment read this white paper by transportation policy expert and three decade veteran of the Congressional Research Service, John W. Fischer.*

In February 2011, the Company issued an offer letter to HSR Technologies Inc. for purchase of future rebar products for cash of $4,750,000. The Company is also engaged in development of other transportation projects, specifically the development of a toll road in the State of Alabama. The Company is in need of 400 million feet of Composite C- Rebar for the toll road project in the State of Alabama. HSR Technologies, Inc. site will facilitate the manufacturing and distribution of Composite C- Rebar.

The management team advised the affiliate entity per the consulting agreement that it is in the best interest of the Company and the affiliate entity, to wait until ninety days after the S-1 Registration Statement becomes effective, before introduction of bond offerings relating to the project. The Company will also work with its transportation consultant TEMS to complete within the ninety day period an investment grade study for officiating a bond offering for this project. The Company advised to do this to preserve the quiet period of the pending S-1 Registration Statement. To date, no money has exchanged hands related to this transaction. The Company's contractual role related to both the "Master Agreement For Construction" and "Master Consulting Agreement" described above within the "Business Plan" is still in full force and effect after assignments of agreements.

COMPOSITE RAILROAD TIES - HSR Technologies, Inc. holds the patent for producing rail ties that will be used to build the railroad system in projects like Port Trajan and the Mobile Trade Corridor, Texas and Yuma Trade corridors.

On April 16, 2012 the Company entered into an agreement to purchase intellectual property from HSR Technologies, Inc. in exchange for $8,000,000 per country license. The Company issued 100,000 shares of common stock to secure contract rights. HSR

Technologies, Inc. will facilitate the manufacturing and distribution of Composite Rail Road Ties. The Company will use over 40 million Composite Rail Road Ties for its current projects. The Company also has the right to exploit the intellectual property in other world markets as well.

NPG Innovations entered into an exclusive licensing agreement rights involving two US patents, to manufacture composite rail road ties for HSR Technologies, Inc. and is the original inventors of green technology railroad ties.

US Patent Number: 5,996,901; 7,931,210

The management team advised the affiliate entity per the consulting agreement that it is in the best interest of the Company and the affiliate entity, to wait until ninety days after the S-1 Registration Statement becomes effective, before introduction of bond offerings relating to the project. The Company will also work with its transportation consultant TEMS to complete within the ninety day period an investment grade study that will make it possible through bond rating agencies to officiate a bond offering for this project. The Company advised to do this to preserve the quiet period of the pending S-1 Registration Statement. To date no money has exchanged hands related to this transaction. The Company's contractual role, after any assignments of any agreements involving the entity, is still in full force and effect, related to both the "Master Agreement For Construction" and "Master Consulting Agreement" described above within the "Business Plan". To clarify for purposes of this project, HSR Technologies, Inc. is a related entity.

RAILCAR/LOCOMOTIVE PRODUCTION FACILITY – : *Hi Speed Rail Car Assembly Line:* RELCO Locomotives Inc., per agreements with HSR Technologies Inc. will manufacture train set parts to be assembled by HSR Technologies Inc. on the HSR

Technologies Inc. manufacturing site. The manufacturing facility will be for the fabrication, assembly and welding of steel, aluminum and stainless steel assemblies and the use will include the fabrication of rail car assemblies received pre-prepared.

HSR Technologies, Inc. entered into an exclusive Technology use agreement with US Railcar for exclusive use of DMU rail technologies and use of its know-how for manufacturing of train sets meeting the 49 CFR Part 238 compliant DMU in current revenue service, that meets or exceeds new Federal Rail Administration (FRA) and American Public Transportation Association (APTA) structural safety specifications.

The Company has agreed to purchase US Railcar rights from HSR Technologies for $25,000,000. The Company intends to use train sets in the future rail projects when the projects are funded. The Company also has the right to exploit the sale of train sets in other world markets as well.

RELCO Locomotives Inc., has been engaged by HSR Technologies, to provide pre-prepared train set parts for assembly by HSR Technologies Inc. RELCO Locomotives Inc. is a fifty year old company and has provided services for Union Pacific, CSX Transportation, Burlington Northern Santa Fe, Kansas City Southern Railway, Canadian National and numerous others. The Company has engaged Volkmann Railroad Builders to construct the design built railroad. Volkmann is a thirty five year old company that has built railroads for NASA, the mining industry, oil and gas exploration and freight carriers.

The management team advised the affiliate entity per the consulting agreement that it is in the best interest of the Company and the affiliate entity, to wait until ninety days after the S-1 Registration Statement becomes effective, before introduction of bond offerings relating to the project. The Company will also work with its transportation consultant TEMS to complete within the ninety day period an investment grade study that will make it possible through bond rating agency's to officiate a bond offering for this project. The Company advised to do this to preserve the quiet period of the pending S-1 Registration Statement. To date no money has exchanged hands related to this transaction. The Company's contractual role, after any assignments of any agreements involving the entity, is still in full force and effect, related to both the "Master Agreement For Construction" and "Master Consulting Agreement" described above within the "Business Plan". To clarify for purposes of this project, HSR Technologies, Inc. is the affiliate entity.

DAMAR TRUCKDECK: The Company entered into a contract on June 10, 2010 for the acquisition of the patents, rights, titles, and business of Damar Corporation LLC, the Inventor/developer/manufacturer of Damar TruckDeck. The Damar TruckDeck is a flexible truck deck storage and organization system with an integrated frame allowing the cargo deck to be used as a hauling surface. The system has many configurations to fit a wide variety of uses (hunting, construction, moving, hauling, etc.) in various truck deck sizes. The Damar TruckDeck primarily consists of lockable repositionable storage units.

The advantages of the Damar TruckDeck system are as follows:

> 1. Organize gear in removable containers with the DAMAR Load-N-Go™ containers, easily converting a truck's usage by quickly swapping containers.

> 2. Protect items in lockable hatches. Lockable, repositionable hatches protect items in the Load-N-Go™ containers from theft and weather while a rear hatch allows the full length of the bed to be used for securing longer materials.

> 3. Ability to haul large items. The recessed CargoDeck surface is built to support and haul large materials and equipment, and by maintaining some bed wall height there is no need to strap items down.

> 4. Can be installed or removed in minutes by one person with no tools and no drilling. The Damar Corporation has entered into contracts for sale of its Damar TruckDeck with Lowe's, The Home Depot, Advanced Auto Parts, Sam's Club, Costco and Meyer Distributing.

The intended use of these assets will equip the Company field construction vehicle fleets with the needed tool storage containment and hauling capabilities. The Company will also capitalize on the opportunity of marketing these products to the United States consumer market through existing relationships by Damar Corporation LLC and large big box retail chains.

The Company shall receive all rights and title to the patents, the TruckDeck system, and all related assets for a purchase price of $750,000 payable as $500,000 cash and the remaining $250,000 payable in the form of 7,500 shares of the Company's common Class "B" stock. The cash portion is payable within 90 days of the successful completion of the registration statement for Company shares.

The Company intends to engage with HSR Technologies Inc. to manufacture the Damar TruckDeck products at the HSR Technologies manufacturing site.

To date, no money has exchanged hands related to this transaction.

U.S. Patent Number: 8,210,592

Concerning all manufactured products on the HSR Technology Park:

The capital raised from the offering will be used as the initial capital investment in the HSR Technology Park potential project to engage a large construction firm as mentioned earlier, pay the mobilization fees to declare the contractors in the bond offering, pay for feasibility studies and investment grade studies, bond rating agency fees and also pay for the performance bond to ensure the completion of the construction to protect the bond holders.

Pursuant to the Master Consulting Agreement, the Company will receive compensation from the bond proceeds at bond closing to reimburse the Company for its initial capital investment into the project. Other sources of revenue include management fees from the Master Agreement for Construction and twenty five percent profit sharing from each of the related entities. With the revenue recognized by the Company, the Company will then be able to sustain its continued growth and to commence other potential projects.

The Company's (current) Six Stage Process for HSR Technologies Inc. Manufacturing Site

1. Managements Final Investment Decision to take on a project Completed

2. Enter into Letter of Intents, Agreements, Construction Contracts Completed

3. To have the State(s) sponsor the project by legislative actions (where applicable)N/A

4. Engineer and design studies, Architectural Design, Feasibility Studies Started

5. Raising Capital through Bond Financing or Company stock offerings

6. Management of the physical construction as a general contractor   TBD

Entry of the Company into the Market

The Company anticipates that it can offer a comprehensive, innovative approach to resolving the nation's transportation crisis, and it proposes doing so without the necessity of the government increasing taxes at any level, or in any manner. In short, the Company suggests replacing public financing with private funding.

The Company's innovative approach is to utilize the related and non-related non-profit entities to officiate bond offerings to finance infrastructure projects being identified around the country and internationally. A government entity can sponsor the bond offering since the bond proceeds benefit the public interest of their state, and the state is not burdened with the debt liability of the offering. The Company can then consult with one of the related entities to raise the needed capital through sponsored bonds, on behalf of the state citizenry. The reason we say we are "Pioneers" of Private Public Partnerships is that the finished debt free project will be sold back to the government entity for one dollar upon bond retirement, as the operations of the project are then managed for a fee, resulting in revenue profits going into the State treasury in future years.

Ameri Metro Capital Structure	26-May-20	31-Aug-20
Class A Common Stock	1,600,000	1,684,000
Class B Common Stock	2,926,768,899	3,889,637,844
Class C Common Stock	66,000,000	145,045,680
Class D Common Stock	48,000,000	114,000,000
Common Shares Outstanding - Basic	3,042,368,899	4,150,367,524
Preferred Shares	1,800,000	1,800,000
Stock Options	10,890,000	10,890,000
Common Shares Outstanding - Diluted	3,055,058,899	4,163,057,524

For further details on the Company's management, equity compensation, outstanding shares and other details please see the July 31, 2019 Form 10-K filing on www.Sec.gov and the company's website: https://ameri-metro.com/

6) *The Economic Outlook in General and the Condition and Outlook in General and the Condition and Outlook of the Specific Industry in Particular:*

THE DEMAND FOR TRANSPORTATION INFRASTRUCTURE[5]

The United States Census Bureau predicts that the American population will reach 420 million by 2050, a trend that will overwhelm our nation's transportation infrastructure.

Current estimates suggest that overall freight demand will double over the next 40 years from 15 billion tons today to 30 billion tons. The number of trucks on the road is also expected to double. Already under unsustainable strain, the nation's freight transportation infrastructure and highways will face even greater challenges as the total volume of freight increases.

Extensive infrastructure expansion, such as new ports, trade corridors and high-speed rail (HSR), is critical if rail and road transportation is to help mitigate problems associated with rising fuel costs, crowded highways, and greenhouse gas emissions. Population growth and development in the U.S. have made our nation increasingly reliant on rail and highway infrastructure to transport people and freight.

---

[5] https://www.mckinsey.com/industries/capital-projects-and-infrastructure/our-insights/bridging-global-infrastructure-gaps

Clearly, a strong, efficient freight transportation system is vital to the nation's economy. Our already-strained and outdated railways must be upgraded to handle the projected increases in freight shipping in relieve congestion on our highways. New trade corridors are needed to support the changes in marine shipping that will need new ports and infrastructure. Equally, new high speed rail routes are needed to increase connectivity between US cities and support the emerging new economy, and reduce auto emissions[6].

The US government even recognizes that there is a need to rebuild America but Congress has strong emotions and can't agree on a solution. This is where the private sector must step in and Ameri Metro has the perfect platform to privatize and build the infrastructure needs of America[7].

Interest rates are at all-time lows and with inflation in check, the need to create employment due to the nationwide lock downs, the projects created by Ameri Metro will be very favorable to the US economic recovery.

The requirement for infrastructure is strongly tied to GDP and population growth. Internationally and in the USA infrastructure has been in a spending deficit for years where the USA is at a $2 Trillion deficit. In a good, moderate or weak economy the demand for infrastructure development is critical to global success and creating efficient markets.

The Mckinsey Global Institutes discussion paper on "Bridging Infrastructure GAPs Has the World Made Progress?" - October 2017 report claims that there is a $5.5 trillion spending gap globally between now and 2035, with regional variations.

The world's infrastructure investment has fallen short of investment needs, but the size of the gap varies considerably among geographies.

In exhibit 5 on page 5 the global GAP from 2017 to 2035 for the United States of America was a half a trillion dollars based on 2020 and requests from congress constituents this gap has increased to $2.0 trillion.

7) *The Book Value of the Stock and the Financial Condition of the Business*

The Adjusted Book Value of the Company is $915,834,515,374 which is based on all of the assets and liabilities acquired from inception of the Company since 2012. Management has reviewed all of the 8-K filings and annual Form 10-Ks to ensure that all of the assets have been appropriately captured. The adjusted book value is based on the Market Value of the Company's shares compared to the management's Target Value.

8) *The Earning Capacity of the Company*

The Company has no historical earnings but with recent acquisition of profitable companies, such as Marfin Investment Group which has historically generated

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[6] https://www.mckinsey.com/industries/capital-projects-and-infrastructure/our-insights/reimagining-infrastructure-in-the-united-states-how-to-build-better
[7] https://www.mckinsey.com/industries/capital-projects-and-infrastructure/our-insights/infrastructure-productivity

approximately $85.0 million in profits from its $1.0B in annual revenues these acquisitions will provide historical and proven earnings to Ameri Metro.

Based on management's projections the Company is expected to have very strong earnings potential of up to $366,586,946,127 in the aggregate from 2020 to 2028. Projected net income for 2021 is approximately $2.1B.

9) *Enterprise Goodwill or Other Intangible Value*

In addition to the value of the physical assets of the Company, it is necessary to determine whether any goodwill or the intangible assets exists.

The Company has various patents, trademarks and key vendor contracts, such as with Inchcape Shipping Services to manage all of the port operations for Ameri Metro, Inc. Management at this time does not have the appropriate information to assign a value to these intangibles identified.

If any quantifiable goodwill is being generated by Ameri Metro, Inc., it will be calculated by using an income or market approach, and deriving a value in excess of the net intangible assets.

Management's projected net income and projected cash flows (income valuation approaches) are not above the net asset valuation, below:

A) Gross Valuation		
Net Asset Approach	$ 1,314,335,677,680	$ 1,314,335,677,680
Discounted Future Net Income	$ 724,691,664,503	$ 724,691,664,503
Discounted Future Cash Flows	$ 432,229,438,556	$ 432,229,438,556

This would indicate that based on the income approach there currently is no enterprise goodwill or other intangible value.

Management's market approach is above the net asset valuation approach, however, this is mostly due to projected not realized earnings and cash flows therefore indicating on an expectation basis Ameri Metro is expected to have significant enterprise goodwill.

A) Gross Valuation		
Net Asset Approach	$ 1,314,335,677,680	$ 1,314,335,677,680
Market Value Approach	$ 8,992,590,468,031	$ 8,992,590,468,031

10) *Sales of the Stock and the Size of the Block of Stock to be Valued:*

Shareholders have been selling options to acquire shares in the public company Ameri Metro, Inc. (Ticker Symbol: ARMT) which are summarized below.

Date	Security	Option Cost	Strike Price	Number of Shares	Expected Capital to Selling Shareholdres
8/26/2020	Stock Option	$ 2,500	$ 4,100	1,250	$ 5,122,500
8/26/2020	Stock Option	5,000	4,100	2,500	$ 10,245,000
8/26/2020	Stock Option	2,500	3,800	1,250	$ 4,747,500
8/26/2020	Stock Option	5,000	3,800	2,500	$ 9,495,000
8/11/2020	Stock Option	10,000	3,800	5,000	$ 18,990,000
8/10/2020	Stock Option	10,000	3,800	5,000	$ 18,990,000
8/10/2020	Stock Option	10,000	3,800	5,000	$ 18,990,000
7/27/2020	Stock Option	50,000	3,800	25,000	$ 94,950,000
8/6/2020	Stock Option	30,000	3,800	15,000	$ 56,970,000
8/9/2020	Stock Option	11,500	3,800	5,750	$ 21,838,500
8/4/2020	Stock Option	2,500	3,800	1,250	$ 4,747,500
8/10/2020	Stock Option	5,000	3,800	2,500	$ 9,495,000
7/17/2020	Stock Option	$ 150,000	$ 3,000	65,000	$ 194,850,000
		$ 294,000		137,000	$ 469,431,000

The selling shareholders have collected $294,000 and if the options are exercised will issue 137,000 ARMT shares, and shareholders will receive approximately $469.431 million in proceeds from these options. Whether this is a large of enough block of stock to be considered relevant to the valuation of Ameri Metro, Inc stock is a matter of opinion.

However, it is noteworthy that the independent sale of the options to third parties have strike prices starting at $3,000 per share and hit as high as $4,100 in late August 2020.

The current market valuations for shares of Microsoft, Tesla, Amazon, and Apple suggest that this could be a leading indicator of how the market will price in the substantial assets, self-funding ability and strategic relationships that Ameri Metro maintains.

Microsoft trades at 33 times forward earnings[8], Tesla[9] has no earnings with decreasing quarterly over quarterly revenues, yet trades at 333 times forward earnings; Apple trades at 31.85 times forward earnings[10]; and Amazon trades at 114.94 times forward earnings.

Management is not implying the Company is Microsoft, Apple, Tesla, etc., but notes that these are very large organizations, as will Ameri Metro be. Ameri Metro has already obtained many large projects that will generate billions of dollars in annual revenues and has merged in various companies that generate or will create substantial profits and wealth for shareholders.

---

[8] https://finance.yahoo.com/quote/MSFT/key-statistics/
[9] https://finance.yahoo.com/quote/TSLA/key-statistics?p=TSLA
[10] https://finance.yahoo.com/quote/AAPL/key-statistics?p=AAPL

Given these factors, it is plausible that Ameri Metro would trade at 15.25 to 20.78 times forward earnings which would yield a stock price of $2,160 to $4,100 per share.

Ameri Metro is a unique investment opportunity in a starved market for US infrastructure. Investors such has Warren Buffet have always followed hard asset companies in railway, infrastructure due their significant asset base and consistent cash flows. Ameri Metro shares could be a darling on the markets once it commences trading.

11) *Valuation Calculations:*

A) The Income Approach

i) Projected Net Income

Ameri Metro Inc.

As of August 31, 2020

Valuation based on Discounted Projected Net Income

Entity/Project	Discounted Net Income	Net Income	2020	2021	2022	2023	2024	2025	2026	2027	Perpetual Net Income
a) Air Cypress Aviation Limited		$ 675,000,867		$ (24,349,661)	$ 16,689,902	$ 59,689,902	$ 103,868,268	$ 146,908,340	$ 177,024,550	$ 195,169,566	$ 204,928,044
Discounted NI (Loss)	$ 1,097,296,838					258%	74%	41%	21%	10%	5%
b) Marfin Investment Group		$ 686,768,800		$ 85,846,100	$ 85,846,100	$ 85,846,100	$ 85,846,100	$ 85,846,100	$ 85,846,100	$ 85,846,100	$ 85,846,100
Discounted NI	$ 1,144,445,872										
Management Fee		$ 150,000,000			$ 150,000,000						
Discounted NI	$ 129,575,640										
Penn Insurance Services		$ 38,854,824,883	$182,160,000	$ 676,594,286	$1,319,358,857	$2,154,952,800	$3,241,224,926	$4,653,378,689	$6,489,178,582	$8,875,718,442	$11,262,258,302
Discounted Net Income	$ 119,607,677,252										
Gross Profit (Loss)		$ 122,500,000	$ -	$ 18,750,000	$ 21,250,000	$ 20,000,000	$ 12,500,000	$ 12,500,000	$ 12,500,000	$ 12,500,000	$ 12,500,000
Discounted NI (Loss)	$ 192,328,820										
c) Resurrection Media JV											
Gross Profit (Loss)		$ 505,263,459	$ (3,167,625)	$ 7,962,012	$ 43,428,188	$ 62,819,697	$ 78,844,238	$ 78,844,238	$ 78,844,238	$ 78,844,238	$ 78,844,238
Discounted NI (Loss)	$ 991,419,488										
Port de Claudius		$ -									
Management Fee		$ 100,000,000			$ 100,000,000						
Discounted NI	$ 86,383,759.85	$ -									
Port De Ostia, Inc.		$ -									
Management Fee		$ 150,000,000			$ 150,000,000						
Discounted NI	$ 129,575,640	$ -									
Slater & West		$ -									
Susquehanna Mortgage Bankers		$ 74,192,497,960	$493,350,000	$1,377,042,857	$1,919,727,857	$2,754,790,500	$4,099,516,221	$6,365,948,231	$10,348,886,986	$17,599,861,653	$29,233,373,655
Discounted NI	$ 294,128,165,904										
Master Consulting and Bond Indenture Agreement	$ 222,197,393,794	$ 251,150,090,158									
Alabama	$ 15,118,309,919										
Texas/SH36A	$ 10,984,800,692										
Michigan Coast-to-Coast Rail	$ 676,331,801										
New York-Washington HSRI	$ 40,225,380,114										
Yuma Port + Rail	$ 17,982,578,968										
Discounted Net Income	$ 724,691,664,503										
Net Income		$ 366,586,946,127									

ii) Projected Cash Flow

Ameri Metro Inc.											
As of August 31, 2020											
Valuation based on Discounted Projected Cash Flows											
Entity/Project	Discounted Cash Flow	Cash Flow	2020	2021	2022	2023	2024	2025	2026	2027	Perpetual Cash Flow
a) Air Cypress Aviation Limited		$ 879,928,911		$ (24,349,661)	$ 16,689,902	$ 59,689,902	$ 103,868,268	$ 146,908,340	$ 177,024,550	$ 195,169,566	$ 204,928,044
Discounted NI (Loss) NI	$ 1,097,296,838					258%	74%	41%	21%	10%	5%
b) Marfin Investment Group		$ 686,768,800		$ 85,846,100	$ 85,846,100	$ 85,846,100	$ 85,846,100	$ 85,846,100	$ 85,846,100	$ 85,846,100	$ 85,846,100
Discounted Cash Flow	$ 1,144,445,872										
KSJM Int'l Airport		$ -									
Management Fee		$ 150,000,000			$ 150,000,000						
Discounted Cash Flow	$ 129,575,640	$ -									
Penn Insurance Services		$ 38,854,824,883	$ 182,160,000	$ 676,594,286	$ 1,319,358,857	$ 2,154,952,800	$ 3,241,224,926	$ 4,653,378,689	$ 6,489,178,582	$ 8,875,718,442	$ 11,262,258,302
Discounted Cash Flow	$119,607,677,252	$ -									
Gross Profit (Loss)		$ 122,500,000	$ -	$ 18,750,000	$ 21,250,000	$ 20,000,000	$ 12,500,000	$ 12,500,000	$ 12,500,000	$ 12,500,000	$ 12,500,000
Discounted Cash Flow	$ 192,328,820										
c) Resurrection Media JV											
Gross Profit (Loss)		$ 480,854,811	$ (3,167,625)	$ (7,208,612)	$ 39,487,563	$ 39,432,451	$ 82,462,207	$ 82,462,207	$ 82,462,207	$ 82,462,207	$ 82,462,207
Discounted Cash Flow	$ 999,026,344										
Port de Claudius											
Management Fee		$ 100,000,000			$ 100,000,000						
Discounted Cash Flow	$ 86,383,760										
Port De Ostia, Inc.											
Management Fee		$ 150,000,000			$ 150,000,000						
Discounted Cash Flow	$ 129,575,640										
Susquehanna Mortgage Bankers		$ 74,192,497,960	$ 493,350,000	$ 1,377,042,857	$ 1,919,727,857	$ 2,754,790,500	$ 4,099,516,221	$ 6,365,948,231	$ 10,348,886,986	$ 17,599,861,653	$ 29,233,373,655
	$ 1,658,333,102										
Master Consulting and Bond Indenture Agreement	$222,197,393,794	$ 251,150,090,158									
Alabama	$ 15,118,309,919										
Texas/SH36A	$ 10,984,800,692										
Michigan Coast-to-Coast Rail	$ 676,331,801										
New York-Washington HSRl	$ 40,225,380,114										
Yuma Port + Rail	$ 17,982,578,968										
Discounted Cash Flow	$432,229,438,556										
Cash Flow		$ 366,767,465,523									

B) The Market Approach

Entity/Project	Projected Net Income	Projected Cash Flows	Industry	Industry Multiple	Market Value based on Projected Net Income	Market Value based on Projected Cash Flows
Ameri Metro Inc.						
As of August 31, 2020						
Valuation based on Market Multiples						
Ameri Cement			Cement Contractors	8.9		
Ann Charles Int'l Airport						
a) Air Cypress Aviation Limited	$ 675,000,867	$ 879,928,911	Airline / Airline Operators & Services	8.14	$ 5,494,507,055	$ 7,162,621,336
b) Marfin Investment Group	$ 686,768,800	$ 686,768,800	Conglomerate	15.6	$ 10,713,593,280	$ 10,713,593,280
KSJM Int'l Airport			Airline / Airline Operators & Services	8.16	-	
Management Fee	$ 150,000,000	$ 150,000,000			$ 150,000,000	$ 150,000,000
Penn Insurance Services	$ 38,854,824,883	$ 38,854,824,883	Insurance	20.14	$ 782,536,173,146	$ 782,536,173,146
b) Best of Times JV	$ 122,500,000	$ 122,500,000	Entertainment Production	19.03	$ 2,331,175,000.00	$ 2,331,175,000
c) Resurrection Media JV	$ 505,263,459	$ 480,854,811	Entertainment Production	19.03	$ 9,615,163,625	$ 9,150,667,055
Port de Claudius			Port Operations	4	-	
Management Fee	$ 100,000,000	$ 100,000,000			$ 100,000,000	$ 100,000,000
Port De Ostia, Inc.			Port Operations	4	-	
Management Fee	$ 150,000,000	$ 150,000,000			$ 150,000,000	$ 150,000,000
Susquehanna Mortgage Bankers	$ 74,192,497,960	$ 74,192,497,960	Mortgage Bank	20.56	$ 1,525,397,758,055	$ 1,525,397,758,055
Master Consulting and Bond Indenture Agreement	$ 251,150,090,158	$ 251,150,090,158	Construction & Engineering	8.22	$ 2,064,453,741,101	$ 2,064,453,741,101
Alabama	$ 40,773,536,294	$ 40,773,536,294	Port Operations / High Speed Rail	18.05	$ 735,984,409,630	$ 735,984,409,630
Texas / SH36A	$ 42,170,754,695	$ 42,170,754,695	Port Operations / High Speed Rail	18.05	$ 761,204,958,402	$ 761,204,958,402
Michigan Coast to Coast Rail	$ 2,941,937,739	$ 2,941,937,739	High Speed Rail	18.05	$ 53,103,569,302	$ 53,103,569,302
New York Washington HSRI	$ 144,506,330,169	$ 144,506,330,169	High Speed Rail	18.05	$ 2,608,417,512,079	$ 2,608,417,512,079
Yuma Port + Rail	$ 23,984,760,068	$ 23,984,760,068	Port Operations / High Speed Rail	18.05	$ 432,937,907,357	$ 432,937,907,357
Total	$ 620,964,265,092	$ 621,144,784,488			$ 8,992,590,468,031	$ 8,992,590,468,031
Target Valuation	$ 9,470,682,586,900	$ 12,905,478,324,400				
Expected Market Mulltiples	15.25	20.78				

C) The Asset-Based Approach

The book value calculations were provided by Ameri Metro's third party calculations and approved by management.

i) Adjusted Book Values Method

Entity/Project	100% from Entity/Project Financials 7/31/20**		Ameri Metro Share	
Ameri Metro Inc.				
As of August 31, 2020				
Book Value				
	Net Ordinary Income	Book Value***	Net Ordinary Income	Book Value
Ameri Cement	$ -	$ 15,506,899,970	$ -	$ 3,876,724,993
Ann Charles Int'l Airport	$ -	$ 535,814,080,496	$ -	$ 133,953,520,124
Atlantic Energy & Utility Products	$ -	$ 31,006,899,991	$ -	$ 7,751,724,998
Cape Horn Abstracting	$ -	$ 15,506,899,896	$ -	$ 3,876,724,974
Dutch East India Logistics Co*	$ 2,504,080,710	$ 414,056,462,050	$ 250,408,071	$ 41,405,646,205
Eastern Development & Design	$ -	$ 119,623,499,970	$ -	$ 29,905,874,993
HSR Freight Line	$ -	$ 143,610,450,570	$ -	$ 35,902,612,643
HSR Logistics	$ -	$ 132,230,065,710	$ -	$ 33,057,516,427
HSR Passenger Services	$ -	$ 87,436,567,770	$ -	$ 21,859,141,943
HSR Technologies	$ -	$ 31,467,625,970	$ -	$ 7,866,906,493
KSJM Int'l Airport	$ -	$ 69,756,899,970	$ -	$ 17,439,224,993
Lord Chauffeurs	$ -	$ 23,249,999,980	$ -	$ 5,812,499,995
Malibu Homes	$ -	$ 69,756,899,980	$ -	$ 17,439,224,995
Natural Resources	$ -	$ 5,424,999,990	$ -	$ 1,356,249,998
Penn Insurance Services	$ -	$ 864,571,012,170	$ -	$ 216,142,753,043
Platinum Media	$ -	$ 23,249,830,170	$ -	$ 5,812,457,543
Port de Claudius	$ -	$ 188,611,030,180	$ -	$ 47,152,757,545
Port Ostia	$ -	$ 129,988,751,380	$ -	$ 32,497,187,845
Portus de Jewel*	$ -	$ 123,999,999,970	$ -	$ 12,399,999,997
Slater & West	$ -	$ 11,883,206,560	$ -	$ 2,970,801,640
Susquehanna Mortgage Bankers	$ 263,222,724	$ 2,543,424,505,189	$ 65,805,681	$ 635,856,126,297
Totals at 7.31.20			$ 316,213,752	$ 1,314,335,677,680
Adjusted Book Value				$ 915,834,515,374

*10% non-controlling Ownership by Ameri Metro; all others 25% non-controlling Ownership by Ameri Metro.

**Numbers prepared by Feight CPA

***Total Assets minus Total Liabilities

12) *Other Items*:

The Company's management does not have the future cash flows or net income for the following entities. Obviously if the information was available this would be able to increase the projected net income; projected net cash flow and market values, which would increase the expected share values.

1) Ameri Cement, Inc.

2) Ann Charles International Airport, Inc.

3) Cape Horn Abstracting

4) Dutch East India Logistics Co.

5) Eastern Development & Design, Inc.

6) HSR Freight Line, Inc.

7) HSR Logistics, Inc.

   a) Land Easement – Port Trajan

8) HSR Passenger Services, Inc.

   a) MyMall Limassol

   b) NK Shacolas Holdings Ltd

9) HSR Technologies, Inc.

   a) COVID-19 Ozone License

   b) Damar Truck Deck Patent

   c) US Patent #7,931,210

10)   Lord Chaffeurs LTD

11)   Malibu Homes, Inc.

12)   Natural Resources, Inc.

13)   Platinum Media, Inc.

14)   Port De Claudius, Inc.

15)   Port of Ostia, Inc.

16)   Port De Jewel Seaport

17)   Slater & West Slater & West, Inc.

For Air Cypress Aviation Limited management has projected net income for 2020 to 2025. For 2026, 2027 and the terminal value these items were extrapolated from the 2020 and 2025 numbers. Projected cash flow information was re-worked based on projected net income and the valuation provided by management.

For Best of Times JV management was provided revenues, budget and number of films produced from 2020 to 2025. Management used movie production standards to determine profitability and extrapolated these numbers to 2026, 2027 and the terminal value.

Marfin Investment Group[11] management obtained the information from public information in 2017 and extrapolated the information to create the projected cash flows and projected net income. Marfin's management represented that the revenues were relatively consistent at approximately $1.0B and profitability was reasonably steady at approximately $85.0MM.

---

[11] https://en.wikipedia.org/wiki/Marfin_Investment_Group

Appendix A: _Other Calculations to Support Share Price Valuation:_

The calculations below are the expected cash flows and net income for Susquehanna Mortgage Bankers and Penn Insurance. Susquehanna will be the funding arm of Ameri Metro receiving fees from servicing, originating / underwriting, lender's fee and credit enhancement. Penn Insurance Services will act as the surety to Susquehanna Mortgage Bankers.

Susquehanna Mortgage Bankers and Penn Insurance Services Net Income and Cash Flow Approach Valuations										
	Year	2020	2021	2022	2023	2024	2025	2026	2027	Terminal Value
Total Bond Indenture Raise by Year		25,300,000,000	68,671,428,571	89,272,857,143	116,054,714,286	150,871,128,571	196,132,467,143	254,972,207,286	331,463,869,471	331,463,869,471
Susquehanna Mortgage Bankers Fees										
Consulting Fee	1.50%	$ 379,500,000	$1,030,071,429	$1,339,092,857	$1,740,820,714	$2,263,066,929	$2,941,987,007	$3,824,583,109	$4,971,958,042	$4,971,958,042
Additional - Servicing Fee	0.13%	$ 31,625,000	$ 117,464,286	$ 260,680,357	$ 554,838,036	$ 1,153,196,589	$ 2,362,969,852	$ 4,799,489,379	$ 9,694,593,335	$ 19,389,186,670
Servicing Fee	0.50%	$ 126,500,000	$ 469,857,143	$1,042,721,429	$ 2,219,352,143	$ 4,612,786,357	$ 9,451,879,407	$19,197,957,515	$38,778,373,341	$ 77,556,746,682
Origination /Underwriting Fee	1.50%	$ 379,500,000	$1,030,071,429	$1,339,092,857	$ 1,740,820,714	$ 2,263,066,929	$ 2,941,987,007	$ 3,824,583,109	$ 4,971,958,042	$ 4,971,958,042
Lender Fee	1.50%	$ 379,500,000	$1,030,071,429	$1,339,092,857	$ 1,740,820,714	$ 2,263,066,929	$ 2,941,987,007	$ 3,824,583,109	$ 4,971,958,042	$ 4,971,958,042
Credit Enhancement Fee	3.00%	$ 759,000,000	$2,060,142,857	$2,678,185,714	$ 3,481,641,429	$ 4,526,133,857	$ 5,883,974,014	$ 7,649,166,219	$ 9,943,916,084	$ 9,943,916,084
Gross Fee Income		$ 2,055,625,000	$5,737,678,571	$7,998,866,071	$11,478,293,750	$17,081,317,589	$26,524,784,295	$43,120,362,440	$73,332,756,887	$121,805,723,563
Net Income		$ 493,350,000	$1,377,042,857	$1,919,727,857	$ 2,754,790,500	$ 4,099,516,221	$ 6,365,948,231	$10,348,886,986	$17,599,861,653	$ 29,233,373,655
Penn Insurance Sevices										
Financial Guarantee Fee	3.00%	$ 759,000,000	$2,819,142,857	$5,497,328,571	$ 8,978,970,000	$13,505,103,857	$19,389,077,871	$27,038,244,090	$36,982,160,174	$ 46,926,076,258
Net Income		$ 182,160,000	$ 676,594,286	$1,319,358,857	$ 2,154,952,800	$ 3,241,224,926	$ 4,653,378,689	$ 6,489,178,582	$ 8,875,718,442	$ 11,262,258,302

The calculations below are the expected cash flows and net income 1.5% for consulting; cost plus 40% on the construction of all the projects, subject to a 2% inflation adjustment starting in 2021. The rates of return are confirmed in Ameri Metro's Master Consulting and Bond Indenture Agreements.

Master Consulting Agreement and Master Indenture Agreement Net Income and Cash Flow Approach Valuations											
			2020	**2021**	**2022**	**2023**	**2024**	**2025**	**2026**	**2027**	**Total**
Total Bond Indenture Raise by Year			25,300,000,000	68,671,428,571	89,272,857,143	116,054,714,286	150,871,128,571	196,132,467,143	254,972,207,286	331,463,869,471	
Consulting Fee	1.50%		379,500,000	1,030,071,429	1,339,092,857	1,740,820,714	2,263,066,929	2,941,987,007	3,824,583,109	4,971,958,042	18,491,080,087
Project Gross Profit	40%		10,120,000,000	27,468,571,429	35,709,142,857	46,421,885,714	60,348,451,429	78,452,986,857	101,988,882,914	132,585,547,789	493,095,468,989
Inflation Adjustment	2%		-	-	1,785,457,143	2,321,094,286	3,017,422,571	3,922,649,343	5,099,444,146	6,629,277,389	22,775,344,878
Total Revenues			10,499,500,000	28,498,642,857	38,833,692,857	50,483,800,714	65,628,940,929	85,317,623,207	110,912,910,169	144,186,783,220	534,361,893,954
Expenses as a percentage of revenues:											
Operating	20%		2,099,900,000	5,699,728,571	7,766,738,571	10,096,760,143	13,125,788,186	17,063,524,641	22,182,582,034	28,837,356,644	106,872,378,791
Salaries	25%		2,624,875,000	7,124,660,714	9,708,423,214	12,620,950,179	16,407,235,232	21,329,405,802	27,728,227,542	36,046,695,805	133,590,473,488
Gen and Admin	8%		839,960,000	2,279,891,429	3,106,695,429	4,038,704,057	5,250,315,274	6,825,409,857	8,873,032,814	11,534,942,658	42,748,951,516
Total Expenses	53%		5,564,735,000	15,104,280,714	20,581,857,214	26,756,414,379	34,783,338,692	45,218,340,300	58,783,842,390	76,418,995,107	283,211,803,795
Income from Operations Before Provision for Taxes			4,934,765,000	13,394,362,143	18,251,835,643	23,727,386,336	30,845,602,236	40,099,282,907	52,129,067,780	67,767,788,113	251,150,090,158
Provision for Taxes	0%		-	-	-	-	-	-	-	-	-
Net Income			4,934,765,000	13,394,362,143	18,251,835,643	23,727,386,336	30,845,602,236	40,099,282,907	52,129,067,780	67,767,788,113	251,150,090,158
Present Value of Net Income		$ 222,197,393,794									

The calculations below are the future cash flows and net income from 1) Alabama 2) Michigan Coast to Coast Rail 3) Texas / SH36A 4) New York – Washington HSRI 5) Yuma Port & Rail this after the seven year build out of these projects under the Master Consulting & Master Bond Indenture Agreements. The cash flows; net income and operations commence operations in 2028 or sooner.

Terminal Value - Based on Project Operation Period

Project	Discounted CF	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	IRR**
						--- Operation Period ---							
Alabama		$788,707,446	$842,402,874	$897,930,636	$955,342,547	$1,014,691,762	$1,076,032,809	$1,139,421,621	$1,204,915,573	$1,272,573,514	$1,342,455,806	$1,414,624,360	6.70%
Discounted Cash Flow	$ 6,412,969,835												
Texas/SH36A		$716,142,076	$805,157,734	$897,447,563	$993,106,921	$1,092,233,674	$1,194,928,255	$1,301,293,725	$1,411,435,843	$1,525,463,129	$1,643,486,931	$1,765,621,500	9.50%
Discounted Cash Flow	$ 4,948,700,621												
Michigan Coast-to-Coast Rail		$90,313,342	$92,239,830	$94,207,253	$96,216,476	$98,268,385	$100,363,884	$102,503,896	$104,689,363	$106,921,247	$109,200,530	$111,528,216	9.90%
Discounted Cash Flow	$ 410,786,996												
New York-Washington HSRI		$3,687,636,662	$3,825,908,186	$3,968,235,516	$4,114,725,576	$4,265,487,944	$4,420,634,917	$4,580,281,574	$4,744,545,843	$4,913,548,570	$5,087,413,588	$5,266,267,787	8.49%
Discounted Cash Flow	$21,255,356,652												
Yuma Port + Rail		$721,966,918	$738,508,645	$755,423,254	$772,719,044	$790,404,497	$808,488,280	$826,979,252	$845,886,468	$865,219,181	$884,986,848	$905,199,134	3.38%
Discounted Cash Flow	$ 7,424,230,783												

Project		2039	2040	2041	2042	2043	2044	2045	2046	2047	2048	2049	2050	2051	2052	IRR**
								--- Extended Operation Period ---								
Alabama*		$1,489,142,675	$1,566,075,872	$1,645,490,740	$1,727,455,772	$1,812,041,210	$1,899,319,082	$1,989,363,253	$2,082,249,463	$2,178,055,377	$2,276,860,627	$2,378,746,865	$2,483,797,808	$2,592,099,290	$2,703,739,312	6.70%
Discounted Cash Flow	$ 8,705,340,084															
Texas/SH36A		$1,891,984,057	$2,022,694,868	$2,157,877,318	$2,297,657,988	$2,442,166,733	$2,591,536,765	$2,745,904,732	$2,905,410,803	$3,070,198,755	$3,240,416,060	$3,416,213,978	$2,951,406,165	$3,785,176,177	$3,978,662,748	9.50%
Discounted Cash Flow	$ 6,036,100,071															
Michigan Coast-to-Coast Rail		$113,905,330	$116,332,917	$118,812,045	$121,343,805	$123,929,310	$126,569,699	$129,266,131	$132,019,792	$134,831,894	$137,703,671	$140,636,387	$143,631,331	$146,689,817	$149,813,190	9.90%
Discounted Cash Flow	$ 265,544,805															
New York-Washington HSRI		$5,450,241,188	$5,639,467,019	$5,834,081,786	$6,034,225,357	$6,240,041,039	$6,451,675,657	$6,669,279,644	$6,893,007,120	$7,123,015,983	$7,359,467,998	$7,602,528,887	$7,852,368,424	$8,109,160,531	$8,373,083,375	8.49%
Discounted Cash Flow	$18,970,023,463															
Yuma Port + Rail		$925,865,916	$946,997,290	$968,603,573	$990,695,308	$1,013,283,272	$1,036,378,475	$1,059,992,174	$1,084,135,868	$1,108,821,314	$1,134,060,524	$1,159,865,773	$1,186,249,608	$1,213,224,850	$1,240,804,602	3.38%
Discounted Cash Flow	$10,558,348,186															
Total DCF	$84,987,401,494															